As filed with the Securities and Exchange Commission on March 4, 2019
1933 Act Registration No. 333-XXXXXX
1940 Act Registration No. 811-09241
CIK No. 0001080299

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 68
Lincoln Life Flexible Premium Variable Life Account S
(Exact Name of Registrant)
Lincoln Corporate Executive VUL
THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
(Exact Name of Depositor)
1300 South Clinton Street
Fort Wayne, Indiana 46802
(Address of Depositor’s Principal Executive Offices)
Depositor’s Telephone Number, Including Area Code: (260) 455-2000
Leon R. Roday, Esq.
The Lincoln National Life Insurance Company
150 North Radnor Chester Road
Radnor, PA 19087
(Name and Address of Agent for Service)
Copy To:
Scott C. Durocher
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103
Approximate Date of Proposed Public Offering: Continuous
Title of Securities being registered:
Indefinite Number of Units of Interest in Variable Life Insurance Contracts.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

Lincoln Life Flexible Premium Variable Life Account S
The Lincoln National Life Insurance Company
Home Office Location:
1300 South Clinton Street
P.O. Box 1110
Fort Wayne, IN 46802
(800) 454-6265
Administrative Office:
Lincoln Executive Benefits
350 Church Street - MEM4
Hartford, CT 06103-1106
(877) 533-0117

A Flexible Premium Variable Life Insurance Policy

This prospectus describes Lincoln Corporate Executive VUL, a flexible premium variable life insurance contract (the “Policy”), offered by The Lincoln National Life Insurance Company (“Lincoln Life”, the “Company”, “We”, “Us”, “Our”). This corporate-owned Policy provides for a death benefit on an employee or other individual in whom the corporate owner has an insurable interest, and policy values that may vary with the performance of the underlying investment options. Read this prospectus carefully to understand the Policy being offered. Remember, you are looking to the financial strength of the Company for fulfillment of the contractual promises and guarantees, including those related to death benefits.
The state in which your Policy is issued will govern whether or not certain features, riders, charges and fees will be allowed in your Policy. You should refer to your Policy for these state-specific features. Please check with your registered representative regarding their availability.
You, the Owner, may allocate Net Premiums to the variable Sub-Accounts of our Flexible Premium Variable Life Account S, established on November 2, 1998 (“Separate Account”), or to the Fixed Account. Each Sub-Account invests in shares of a certain fund offered by the following fund families. These funds are collectively known as the Elite Series. Comprehensive information on the funds may be found in the funds' prospectuses which is furnished with this prospectus.
•	AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
•	AllianceBernstein Variable Products Series Fund
•	American Century Variable Portfolios II, Inc.
•	American Funds Insurance Series®
•	BlackRock Variable Series Funds, Inc.
•	BlackRock Variable Series Funds II, Inc.
•	Delaware VIP® Trust
•	Deutsche Variable Series II
•	Eaton Vance Variable Trust
•	Fidelity® Variable Insurance Products
•	Franklin Templeton Variable Insurance Products Trust
•	Goldman Sachs Variable Insurance Trust
•	Ivy Variable Insurance Portfolios
•	JPMorgan Insurance Trust
•	Legg Mason Partners Variable Equity Trust
•	Lincoln Variable Insurance Products Trust
•	MFS® Variable Insurance Trust
•	MFS® Variable Insurance Trust II
•	MFS® Variable Insurance Trust III
•	Neuberger Berman Advisers Management Trust
•	Oppenheimer Variable Account Funds
•	PIMCO Variable Insurance Trust
•	Putnam Variable Trust

•	T. Rowe Price Equity Series, Inc.
•	Wells Fargo Variable Trust
Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, you may not be receiving paper copies of the funds’ shareholder reports from us by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on a website, and we will notify you by mail each time a report is posted and will provide you with a website link to access the report. We will also provide instructions for requesting paper copies.
If you have already elected to receive shareholder reports electronically, you will not be affected by this change and you do not need to take any action. At any time, you may elect to receive shareholder reports and other communications electronically by following the instructions we have provided.
You may elect to receive all future reports in paper free of charge by informing us that you wish to continue receiving paper copies of your shareholder reports by contacting us at the telephone number listed on the first page of this prospectus. Your election to receive reports in paper will apply to all funds available under your Policy.
Additional information on Lincoln Life, the Separate Account and this Policy may be found in the Statement of Additional Information (the “SAI”). See the last page of this prospectus for information on how you may obtain the SAI.
Certain terms used in this prospectus are defined within the sentences where they appear, within relevant provisions of the prospectus, including footnotes or they may be found in the prospectus Glossary, if one is provided, at the back of the prospectus.
To be valid, this prospectus must have the current funds’ prospectuses with it. Keep all prospectuses for future reference.
The Securities and Exchange Commission has not approved or disapproved these securities or determined this prospectus is accurate or complete. It is a criminal offense to state otherwise.
This Policy may not be available in all states, and this prospectus only offers the Policy for sale in jurisdictions where such offer and sale are lawful.
Prospectus Dated: XXXX

POLICY SUMMARY
Benefits of Your Policy
Death Benefit Protection.  The Policy described in this prospectus is a variable life insurance policy which provides death benefit protection. Variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection. It is not meant to be used for speculation, arbitrage, viatical arrangements or other collective investment schemes. The Policy may not be traded on any stock exchange and is not intended to be sold on any secondary market. You should consider other forms of investments if you do not need death benefit protection, as there are additional costs and expenses in providing the insurance. Benefits of the Policy will be impacted by a number of factors discussed in this prospectus, including adverse investment performance and the amount and timing of Premium Payments.
Tax Deferred Accumulation.  Variable life insurance has significant tax advantages under current tax law. Policy values accumulate on a tax-deferred basis. A transfer of values from one Sub-Account to another within the Policy currently generates no current taxable gain or loss. Any investment income and realized capital gains within a Sub-Account, or interest from the Fixed Account, is automatically reinvested without being taxed to the Owner.
Access to Your Policy Values.  Variable life insurance offers access to policy values. You may borrow against your Policy or surrender all or a portion of your Policy. Your Policy can support a variety of personal and business financial planning needs.
Flexibility.  The Policy is a flexible premium variable life insurance contract in which flexible Premium Payments are permitted. You may select death benefit options and policy riders. You may increase or decrease the amount of death benefit. You are able to select, monitor, and change investment Sub-Account choices within your Policy. With the wide variety of investment Sub-Accounts available, it is possible to fine tune an investment mix to meet changing personal objectives or investment conditions. Premium Payments and policy values you choose to allocate to Sub-Accounts are used by us to purchase shares of funds which follow investment objectives similar to the investment objectives of the corresponding Sub-Account. Those funds are referred to in this prospectus as “Underlying Funds”. You should refer to this prospectus and the prospectus for each Underlying Fund for comprehensive information on the Sub-Accounts and the Underlying Funds. You may also allocate Premiums and policy values to the Fixed Account.
Risks of Your Policy
Fluctuating Investment Performance.  Sub-Accounts and policy values in the Sub-Accounts are not guaranteed and will increase and decrease in value according to investment performance of the Underlying Fund. If you put money into the Sub-Accounts, you assume all the investment risk on that money. A comprehensive discussion of each Sub-Account’s objective and risk is found in this prospectus. A comprehensive discussion of each Underlying Fund's objective and risk is found in each Underlying Fund's prospectus. You should review these prospectuses before making your investment decision. Your choice of Sub-Accounts and the performance of the Underlying Funds will impact the Policy's Accumulation Value (may also be referred to in some riders as “Total Account Value”) and will impact how long the Policy remains in force, its tax status, and the amount of Premium you need to pay to keep the Policy in force.
Policy Values in the Fixed Account.  Premium Payments and policy values allocated to the Fixed Account are held in the Company's General Account. Note that there are significant limitations on your right to transfer amounts in the Fixed Account and, due to these limitations, if you want to transfer the entire balance of the Fixed Account to one or more Sub-Accounts, it may take several years to do so. Therefore, you should carefully consider whether the Fixed Account meets your investment needs. Unlike assets held in the Company's Separate Account, of which the Sub-Accounts form a part, the assets of the General Account are subject to the general liabilities of the Company and, therefore, to the Company's general creditors. The general liabilities of the Company include obligations we assume under other types of insurance policies and financial products we sell and it is important to remember that you are relying on the financial strength of the Company for the fulfillment of the contractual promises and guarantees we make to you in the Policy, including those relating to the payment of death benefits. For more information, please see “Lincoln Life, The Separate Account and The General Account” and “Transfers” sections of this prospectus.
Unsuitable for Short-Term Investment.  This Policy is intended for long-term financial and investment planning for persons needing death benefit protection. It is unsuitable for short-term goals and is not designed to serve as a vehicle for frequent trading.
Policy Lapse.  Sufficient Premiums must be paid to keep your Policy in force. There is a risk of lapse if Premiums are too low in relation to the insurance amount or if investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated. In addition, outstanding Policy Loans and Partial Surrenders will increase the risk of lapse.
Decreasing Death Benefit.  Outstanding Policy Loans or any amounts that you have surrendered will reduce your Policy’s death benefit. Depending upon your choice of death benefit option, adverse performance of the Sub-Accounts you choose may also decrease your Policy's death benefit.
Consequences of Surrender.  Partial Surrenders may reduce the policy value and death benefit, and may increase the risk of lapse. To avoid lapse, you may be required to make additional Premium Payments. Full or Partial Surrenders may result in tax consequences.
Tax Consequences.  You should always consult a tax advisor about the application of federal and state tax rules to your individual situation. The federal income tax treatment of life insurance is complex and current tax treatment of life insurance may change. There are other federal tax consequences such as estate, gift and generation skipping transfer taxes, as well as state and local income, estate and inheritance tax consequences.
Tax Treatment of Life Insurance Contracts.  Your Policy is designed to enjoy the favorable tax treatment afforded life insurance, including the exclusion of death benefits from income tax, the ability to take distributions and loans over the life of your Policy, and the deferral of taxation of any increase in the value of your Policy. If the Policy does fail to qualify, you will be subject to the denial of those important benefits. In addition, if you pay more Premiums than permitted under the federal tax law your Policy may still be life insurance but will be classified as a Modified Endowment Contract (“MEC”) whereby only the tax benefits applicable to death benefits will apply and distributions will be subject to immediate taxation and to an added penalty tax.
Tax Law Compliance.   We believe that the Policy will satisfy the federal tax law definition of life insurance, and we will monitor your Policy for compliance with the tax law requirements. The discussion of the tax treatment of your Policy is based on the current Policy, as well as the current rules and regulations governing life insurance. Please note that changes made to the Policy, as well as any changes in the current tax law requirements, may affect the Policy's qualification as life insurance or may have other tax consequences.
Cyber-Security. We rely heavily on interconnected computer systems and digital data to conduct our variable products business.  Because our business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized release of confidential customer information. Such systems failures and cyber-attacks affecting us, any third party administrator, the Underlying Funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your policy value. For instance, systems failures and cyber-attacks may interfere with our processing of policy transactions, including the processing of orders from our website or with the Underlying Funds, impact our ability to calculate your policy value, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also impact the issuers of securities in which the Underlying Funds invest, which may cause the funds underlying your Policy to lose policy value. There can be no assurance that we or the Underlying Funds or our service providers will avoid losses affecting your Policy due to cyber-attacks or information security breaches in the future.
Charges and Fees
This section describes the fees and expenses that you will pay when buying, owning or surrendering your Policy. Refer to the “Policy Charges and Fees” section later in this prospectus for more information.
The fees shown in the tables below are the maximums we can charge.
Table I describes the fees and expenses that you will pay at the time you purchase your Policy, surrender your Policy, or transfer policy values between Sub-Accounts.
Table I: Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
Maximum sales charge imposed on Premiums	When you pay a Premium.	XX%.
Maximum Premium Tax	When you pay a Premium.	XX%[1]
Maximum Deferred Acquisition Cost (DAC) Tax	When you pay a Premium.	XX%
Surrender Charge	Upon Full Surrender of your Policy.	There is no charge for surrendering your Policy.
Partial Surrender Fee	When you take a Partial Surrender of your Policy.	There is no charge for a Partial Surrender.
Maximum Fund Transfer Fee	Applied to any transfer request in excess of 24 made during any Policy Year.	$25
[1]	Charges range from 0% to 5%, depending on the state of issue.
Table II describes the fees and expenses that you will pay periodically during the time that you own your Policy, not including the fund operating expenses shown in Table III.
Table II: Periodic Charges Other Than Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance*	Monthly
A dollar amount per $1,000 of Net Amount at Risk
Maximum Charge[1]		$XX per $1,000.
Minimum Charge		$0.00 per $1,000.
Maximum Charge for a Representative Insured: male, age 45, nonsmoker.		$XX per $1,000.

Table II: Periodic Charges Other Than Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
Mortality and Expense Risk Charge (“M&E”)	Monthly
A percentage of the value of the Sub-Accounts.
Maximum Charge		XX%
Administrative Fee*	Monthly
Flat Fee
Maximum Charge; plus		$XX in all years
A monthly fee per $1,000 of Specified Amount:
Maximum Charge		$XX per $1,000.
Minimum Charge		$0.00 per $1,000.
Maximum Charge for a Representative Insured: male, age 45.		$XX per $1,000.
Policy Loan Interest	Annually	The greater of XX%, or Moody’s Investors Service, Inc. Corporate Bond Yield Average — Monthly Average Corporates for the calendar month which ends two months prior to the Policy Anniversary.
Rider Charges		Individualized based on optional Rider(s) selected.
Change of Insured Rider	N/A	There is no charge for this rider.
Customized Benefit Enhancement Rider	N/A	There is no charge for this rider.
Earnings Stabilization Rider	N/A	There is no charge for this rider.
Surrender Value and Loan Spread Enhancement Rider	N/A	There is no charge for this rider.
Term Insurance Rider*	Monthly
A dollar amount per $1,000 of Net Amount at Risk.
Maximum Charge[1]		$XX per $1,000.
Minimum Charge		$0.00 per $1,000.
Maximum Charge for a Representative Insured: male, age 45, nonsmoker.		$XX per $1,000.
*	These charges and costs vary based on individual characteristics. The charges and costs shown in the tables may not be representative of the charges and costs that a particular Owner will pay. You may obtain more information about the particular charges, cost of insurance, and the cost of certain riders that would apply to you by requesting a personalized policy illustration from your registered representative.
1 Individuals with higher mortality risk than standard issue individuals can be charged from 125% to 800% of the standard rate.
Table III shows the annual fund fees and expenses that are deducted daily from the Underlying Funds in which your Sub-Account invests. The table shows the minimum and maximum total operating expenses charged by the Underlying Funds that you may pay during the time you own your Policy. More detail concerning each Underlying Fund’s fees and expenses is contained in the prospectus for each Underlying Fund.
These fees and expenses may change at any time.
Table III: Total Annual Fund Operating Expenses (expenses that are deducted from fund assets)
Total Annual Operating Expense	Maximum	Minimum
Total management fees, distribution and/or service (12b-1) fees, and other expenses.	XX [1]	XX%
[1]	The Total Annual Operating Expenses shown in the table do not reflect waivers and reductions. Underlying Funds may offer waivers and reductions to lower their fees. Currently such waivers and reductions range from XX% to XX%. These waivers and reductions generally extend through April 30, 2020 but may be terminated at any time by the Underlying Fund. Refer to the Underlying Fund’s prospectus for specific information on any waivers or reductions in effect. The minimum and maximum percentages shown in the table include Fund Operating Expenses of mutual funds, if any, which may be acquired by the Underlying Funds which operate as Fund of Funds. Refer to such Underlying Fund’s prospectus for details concerning Fund Operating Expenses of mutual fund shares acquired by it, if any. In addition, certain Underlying Funds have reserved the right to impose fees when fund shares are redeemed within a specified period of time of purchase (“Redemption Fees”) not reflected in the table above. As of the date of this prospectus, none have done so. Redemption Fees are discussed in the Market Timing section of this prospectus and further information about Redemption Fees is contained in the prospectus for such Underlying Fund, copies of which accompany this prospectus or may be obtained by calling 1-877-533-0117.

LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT
The Lincoln National Life Insurance Company (Lincoln Life, the Company, we, us, our) (EIN 35-0472300), organized in 1905, is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance policies and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to owners under the policies. Death Benefit Proceeds and rider benefits to the extent those proceeds and benefits exceed the then current Accumulation Value of your Policy are backed by the claims-paying ability of Lincoln Life. Our claims paying ability is rated from time to time by various rating agencies. Information with respect to our current ratings is available at our website noted below under “How to Obtain More Information.” Those ratings do not apply to the Separate Account, but reflect the opinion of the rating agency companies as to our relative financial strength and ability to meet contractual obligations to owners of our policies. Ratings can and do change from time to time. Additional information about ratings is included in the Statement of Additional Information.
Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its affiliates, Lincoln Financial Group offers annuities, life, group life and disability insurance, 401(k) and 403(b) plans, and comprehensive financial planning and advisory services.
General Account. The General Account is not segregated or insulated from the claims of the insurance company's creditors. Investors look to the financial strength of the insurance companies for these insurance guarantees. Therefore, guarantees provided by the insurance company as to benefits promised in the prospectus are subject to the claims paying ability of the insurance company and are subject to the risk that the insurance company may not be able to cover or may default on its obligations under those guarantees. The General Account represents all of the general assets of the Company. Our general assets include all assets other than those held in separate accounts which we sponsor. We will invest the assets of the General Account in accordance with applicable law. Additional information concerning laws and regulations applicable to the investment of the assets of the General Account is included in the Statement of Additional Information.
Fixed Account. The Fixed Account assets are general assets of the Company, and are held in the Company’s General Account. Amounts allocated to the Fixed Account are not subject to market fluctuation.
Separate Account. The investment performance of assets in the Separate Account is kept separate from that of the Company’s General Account. Separate Account assets attributable to the Policies are not charged with the general liabilities of the Company. Separate Account income, gains and losses are credited to or charged against the Separate Account without regard to the Company’s other income, gains or losses. The Separate Account’s values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the “SEC” or the “Commission”) as a unit investment trust under the Investment Company Act of 1940 (“1940 Act”) and meets the definition of “separate account.” We may change the investment policy of the Separate Account at any time. If required by the Insurance Commissioner, we will file any such change for approval with the Department of Insurance in our state of domicile, and in any other state or jurisdiction where this Policy is issued.
Our Financial Condition.  As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our General Account to our Owners. In order to meet our claims-paying obligations, we regularly monitor our reserves to ensure we hold sufficient amounts to cover actual or expected policy and claim payments.
State insurance regulators also require insurance companies to maintain a minimum amount of capital in excess of reserves, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on assets held in our General Account, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in value of these investments resulting from a loss in their market value.

How to Obtain More Information.   We encourage both existing and prospective Owners to read and understand our financial statements. We prepare our financial statements on both a statutory basis and according to Generally Accepted Accounting Principles (GAAP). Our audited GAAP financial statements, as well as the financial statements of the Separate Account, are located in the Statement of Additional Information. If you would like a free copy of the Statement of Additional Information please contact our Administration Office at the address or telephone number listed on the first page of this prospectus. In addition, the Statement of Additional Information is available on the SEC’s website at http://www.sec.gov. You may obtain our audited statutory financial statements, any unaudited statutory financial statements that may be available as well as ratings information by visiting our website at www.LincolnFinancial.com.
Fund Participation Agreements
In order to make the Underlying Funds available, Lincoln Life has entered into agreements with the Underlying Fund company and their advisors or distributors. In some of these agreements, we must perform certain services for the Underlying Fund advisors or distributors. Such services include, but are not limited to, recordkeeping; aggregating and processing purchase and redemption orders; providing Owners with statements showing their positions within the funds; processing dividend payments; providing sub-accounting services for shares held by Owners; and forwarding shareholder communications, such as proxies, shareholder reports, dividend and tax notices, and printing and delivering prospectuses and updates to Owners. For these administrative functions, we may be compensated at annual rates of between XX% and XX% based upon the assets of an Underlying Fund attributable to the Policies. Additionally, an Underlying Fund’s advisor and/or distributor (or its affiliates) may provide us with certain services that assist us in the distribution of the Policies and may pay us and/or certain affiliates amounts to participate in sales meetings. We may also receive compensation for marketing and distribution which may come from 12b-1 fees, or be paid by the advisors or distributors. The Underlying Funds offered by the following trusts or corporations make payments to Lincoln Life under their distribution plans in consideration of the administrative functions Lincoln Life performs: American Century Investments Variable Portfolios, Inc., American Funds Insurance Series, Eaton Vance Variable Trust, Fidelity Variable Insurance Products, Franklin Templeton Variable Insurance Products Trust, Goldman Sachs Variable Insurance Trust, Ivy Variable Insurance Portfolios, Lincoln Variable Insurance Products Trust, PIMCO Variable Insurance Trust and Wells Fargo Variable Trust.
Payments made out of the assets of an Underlying Fund will reduce the amount of assets that otherwise would be available for investment and will reduce the return on your investment. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the Underlying Fund’s average net assets, which can fluctuate over time. If, however, the value of the Underlying Fund goes up, then so would the payment to us (or our affiliates). Conversely, if the value of the Underlying Fund goes down, payments to us (or our affiliates) would decrease.
Distribution of the Policies and Compensation
The Policy is distributed by broker-dealer firms through their registered representatives who are appointed as life insurance agents for the Company, subject to the terms of selling agreements entered into by such firms, the Company and the Company’s Principal Underwriter, Lincoln Financial Distributors, Inc. (“LFD”). The Company’s affiliates, Lincoln Financial Advisors Corporation and Lincoln Financial Services Corporation (collectively, “LFN”), have such agreements in effect with LFD and the Company. In addition to compensation for distributing the Policy as described below, the Company provides financial and personnel support to LFD and LFN for operating and other expenses, including amounts used for recruitment and training of personnel, production of literature and similar services.
The maximum total compensation we pay to any broker-dealer firm in the form of commission or expense reimbursement allowance, inclusive of any bonus incentives, with respect to policy sales is XX% of the first year Premium and XX% of all other Premiums paid. The actual amount of such compensation or the timing and manner of its receipt may be affected by a number of factors including: (a) choices the Owner has made at the time of application for the Policy, including the choice of riders; (b) the volume of business produced by the firm and its representatives; or (c) the profitability of the business the firm has placed with the Company. Also, in lieu of premium-based commission, equivalent amounts may be paid over time based on Accumulation Value.
In some situations, the broker-dealer may elect to share its commission or expense reimbursement allowance with its registered representatives. Registered representatives of broker-dealer firms may also be eligible for cash bonuses and “non-cash compensation.” “Non-cash compensation”, as defined under FINRA’s rules, includes but is not limited to, merchandise, gifts, marketing support, sponsorships, seminars, entertainment and travel expenses.
Broker-dealers or their affiliates may be paid additional amounts for: (1) “preferred product” treatment of the Policies in their marketing programs, which may include marketing services and increased access to sales representatives; (2) sales promotions relating to the Policies; (3) costs associated with sales conferences and educational seminars for their sales representatives; (4) other sales expenses incurred by them; and (5) inclusion in the financial products the broker-dealer offers. Loans may be provided to broker-dealers or their affiliates to help finance marketing and distribution of the Policies, and those loans may be forgiven if aggregate sales goals are met. In addition, staffing or other administrative support and services may be provided to broker-dealers who distribute the Policies.
These additional types of compensation are not offered to all broker-dealers. The terms of any particular agreement governing compensation may vary among broker-dealers and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide broker-dealers and/or their registered representatives with an incentive to favor sales of the Policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive additional compensation, or receives lower levels of additional compensation. You may ask your registered representative how he/she will personally be compensated, in whole or in part, for the sale of the Policy to you or for any alternative proposal that may have been presented to you. You may wish to take such payments into account when considering and evaluating any recommendation made to you in connection with the purchase of a Policy.
Depending on the particular selling arrangements, there may be others who are compensated for distribution activities. For example, LFD may compensate certain “wholesalers”, who control access to certain selling offices, for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the Policies. LFD may compensate marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the Policies, and which may be affiliated with those broker-dealers. Commissions and other incentives or payments described above are not charged directly to Owners or the Separate Account. The potential of receiving, or the receipt of, such marketing assistance or other services and the payment to those who control access or for referrals, may provide broker-dealers and/or their registered representatives an incentive to favor sales of the Policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive similar assistance or disadvantage issuers of other variable life insurance policies (or other investments) which do not compensate for access or referrals. All compensation is paid from our resources, which include fees and charges imposed on your Policy.
Sub-Accounts and Funds
The variable investment options in the Policy are Sub-Accounts of the Separate Account (“Sub-Accounts”). Each Sub-Account invests in shares in a single Underlying Fund. All amounts allocated or transferred to a Sub-Account are used to purchase shares of the appropriate Underlying Fund. You do not invest directly in these Underlying Funds. The investment performance of each Sub-Account will reflect the investment performance of the Underlying Fund.
We create Sub-Accounts and select the Underlying Funds, the shares of which are purchased by amounts allocated or transferred to the Sub-Accounts, based on several factors, including, without limitation, asset class coverage, the strength of the manager’s reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor we consider during the initial selection process is whether the fund or an affiliate of the fund will compensate us for providing administrative, marketing, and/or support services that would otherwise be provided by the fund, the fund’s investment advisor, or its distributor. We review each Underlying Fund periodically after it is selected. Upon review, we may either close a Sub-Account or restrict allocation of additional Premium Payments to a Sub-Account if we determine the Underlying Fund no longer meets one or more of the factors and/or if the Sub-Account has not attracted significant Owner assets. Alternatively, we may seek to substitute another fund which follows a similar investment objective as the Underlying Fund, subject to receipt of applicable regulatory approvals. Finally, when we develop a variable life insurance product in cooperation with a fund family or distributor (e.g., a “private label” product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.
A given Underlying Fund may have an investment objective and principal investment strategy similar to those for another fund managed by the same investment advisor or subadvisor. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the funds are similar, the investment results may vary.
Certain Underlying Funds invest their assets in other funds. As a result, you will pay fees and expenses at both fund levels. This will reduce your investment return. These arrangements are referred to as “funds of funds”, which may have higher expenses than funds that invest directly in debt or equity securities. An advisor affiliated with us manages some of the available funds of funds. Our affiliates may promote the benefits of such funds to Owners and/or suggest that Owners consider whether allocating some or all of their policy value to such portfolios is consistent with their desired investment objectives. In doing so, we may be subject to conflicts of interest insofar as we may derive greater revenues from the affiliated fund of funds than certain other funds available to you under your Policy.
Certain of the Underlying Funds, including funds managed by an advisor affiliated with us, employ risk management strategies that are intended to control the Underlying Funds’ overall volatility, and for some Underlying Funds, to also reduce the downside exposure of the Underlying Funds during significant market downturns. These risk management strategies could limit the upside participation of the Underlying Fund in rising equity markets relative to other funds. The success of the advisor’s risk management strategy depends, in part, on the advisor’s ability to effectively and efficiently implement its risk forecasts and to manage the strategy for the Underlying Fund’s benefit. There is no guarantee that the strategy can achieve or maintain the Underlying Fund’s optimal risk targets. The Underlying Fund’s performance may be negatively impacted in certain markets as a result of reliance on these strategies. In low volatility markets the volatility management strategy may not mitigate losses. In addition, the advisor may not be able to effectively implement the strategy during rapid or extreme market events. Such inefficiency in implementation could cause the Underlying Fund to lose more money than investing without the risk management strategy or not realize potential gains. Any one of these factors could impact the success of the volatility management strategy, and the Underlying Fund may not perform as expected. Also, several of the Underlying Funds may invest in non-investment grade, high-yield, and high-risk debt securities (commonly referred to as “junk bonds”) as detailed in the individual Underlying Fund prospectus. For more information about the Underlying Funds and the investment strategies they employ, please refer to the Underlying Funds’ current prospectuses.
Shares of the Underlying Fund are available to insurance company separate accounts which fund variable annuity contracts and variable life insurance policies, including the Policy described in this prospectus. Because shares are offered to separate accounts of both affiliated and unaffiliated insurance companies, it is conceivable that, in the future, it may not be advantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in these Underlying Funds simultaneously, since the interests of such Owners or contractholders may differ. Although neither the Company nor the Underlying Funds currently foresees any such disadvantages either to variable life insurance or to variable annuity Owners, each Underlying Fund’s Board of Trustees/Directors has agreed to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, the Separate Account might withdraw its investment in an Underlying Fund. This might force that Underlying Fund to sell the securities it holds at disadvantageous prices. Owners will not bear the attendant expense.

There is no assurance that the investment objective of any of the Underlying Funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. The amount of risk varies significantly among the Sub-Accounts. You should read each Underlying Fund’s prospectus carefully before making investment choices. In particular, also please note, there can be no assurance that any money market fund will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and due in part to Policy fees and expenses, the yields of any Sub-Account investing in a money market fund may become extremely low and possibly negative.
Additional Sub-Accounts and Underlying Funds may be made available in our discretion. The right to select among Sub-Accounts will be limited by the terms and conditions imposed by the Company.
If an Underlying Fund imposes restrictions with respect to the acceptance of premium allocations or transfers, we reserve the right to reject an allocation or transfer request at any time that the Underlying Fund has notified us that such would not be accepted. We will notify you if your allocation or transfer request is or becomes subject to such restrictions.
The Underlying Funds and their investment advisors and objectives are listed below. Comprehensive information on each Underlying Fund, its objectives and past performance may be found in that Underlying Fund’s prospectus or summary prospectus. Prospectuses for each of the Underlying Funds listed below accompany this prospectus and are available by calling 1-877-533-0117 or by referring to the contact information provided by the Underlying Fund’s on the cover page of its summary prospectus.
AIM Variable Insurance Funds (Invesco Variable Insurance Funds), advised by Invesco Advisers, Inc.
•	Invesco V.I. Comstock Fund (Series I Shares): To seek capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.
•	Invesco V.I. Growth and Income Fund (Series I Shares): Long-term growth of capital and income.
AllianceBernstein Variable Products Series Fund, advised by AllianceBernstein, L.P.
•	AB VPS Global Thematic Growth Portfolio (Class A): Long-term growth of capital.
•	AB VPS Small/Mid Cap Value Portfolio (Class A): Long-term growth of capital.
American Century Variable Portfolios II, Inc., advised by American Century Investment Management, Inc.
•	American Century VP Inflation Protection Fund (Class II): Long-term total return using a strategy that seeks to protect against U.S. inflation.
•	American Century VP Mid Cap Value Fund (Class I): Long-term capital growth; income is a secondary objective.
American Funds Insurance Series®, advised by Capital Research and Management Company.
•	Bond Fund (Class 2): To provide as high a level of current income as is consistent with the preservation of capital.
•	Capital Income Builder® (Class 2): Seeks to provide a level of current income that exceeds the average yield on U.S. stocks generally and to provide a growing stream of income over the years.
•	Global Growth Fund (Class 2): Long-term growth of capital.
•	Global Small Capitalization Fund (Class 2): Long-term capital growth.
•	Growth Fund (Class 2): Growth of capital.
•	Growth-Income Fund (Class 2): Long-term growth of capital and income.
•	High-Income Bond Fund (Class 2): To provide investors with a high level of current income; capital appreciation is the secondary objective.

•	International Fund (Class 2): Long-term growth of capital.
•	U.S. Government/AAA-Rated Securities Fund (Class 2): To provide a high level of current income consistent with preservation of capital.
BlackRock Variable Series Funds, Inc., advised by BlackRock Advisors, LLC
•	BlackRock Equity Dividend V.I. Fund (Class I): Long-term total return and current income.
•	BlackRock Global Allocation V.I. Fund (Class I): High total investment return.
BlackRock Variable Series Funds II, Inc., advised by BlackRock Advisors, LLC
•	BlackRock High Yield V.I. Fund (Class I): Maximize total return, consistent with income generation and prudent investment management.
Delaware VIP® Trust, advised by Delaware Management Company.*
•	Diversified Income Series (Standard Class): Maximum long-term total return consistent with reasonable risk.
•	Emerging Markets Series (Standard Class): Long-term capital appreciation.
•	Limited-Term Diversified Income Series (Standard Class): Maximum total return, consistent with reasonable risk.
•	REIT Series (Standard Class): Maximum long-term total return, with capital appreciation as a secondary objective.
•	Small Cap Value Series (Standard Class): Capital appreciation.
•	Smid Cap Core Series (Standard Class): Long-term capital appreciation.
•	U. S. Growth Series (Standard Class): Long-term capital appreciation.
•	Value Series (Standard Class): Long-term capital appreciation.
Deutsche Variable Series II, advised by Deutsche Investment Management Americas, Inc.
•	DWS Alternative Asset Allocation VIP Portfolio (Class A): Capital appreciation; a fund of funds.
Eaton Vance Variable Trust, advised by Eaton Vance Management
•	Eaton Vance VT Floating-Rate Income Fund (Initial Class): To provide a high level of current income.
Fidelity® Variable Insurance Products, advised by Fidelity Management & Research Company
•	Contrafund® Portfolio (Service Class): Long-term capital appreciation.
•	Freedom 2020 PortfolioSM (Service Class): High total return with a secondary objective of principal preservation; a fund of funds.
•	Freedom 2025 PortfolioSM (Service Class): High total return with a secondary objective of principal preservation; a fund of funds.
•	Freedom 2030 PortfolioSM (Service Class): High total return with a secondary objective of principal preservation; a fund of funds.
•	Freedom 2035 PortfolioSM (Service Class): High total return with a secondary objective of principal preservation; a fund of funds.
•	Freedom 2040 PortfolioSM (Service Class): High total return with a secondary objective of principal preservation; a fund of funds.
•	Freedom 2045 PortfolioSM (Service Class): High total return with a secondary objective of principal preservation; a fund of funds.

•	Freedom 2050 PortfolioSM (Service Class): High total return with a secondary objective of principal preservation; a fund of funds.
•	Freedom Income PortfolioSM (Service Class): High total return with a secondary objective of principal preservation; a fund of funds.
•	Growth Portfolio (Service Class): To achieve capital appreciation.
•	Investment Grade Bond Portfolio (Service Class): As high a level of current income as is consistent with the preservation of capital.
•	Mid Cap Portfolio (Service Class): Long-term growth of capital.
•	Overseas Portfolio (Service Class): Long-term growth of capital.
Franklin Templeton Variable Insurance Products Trust, advised by Franklin Advisers, Inc. for the Franklin Income VIP Fund, the Franklin Small-Mid Cap Growth VIP Fund, the Templeton Global Bond VIP Fund, and the Franklin U.S. Government Securities VIP Fund, and by Franklin Mutual Advisers, LLC for the Franklin Mutual Shares VIP Fund.
•	Franklin Income VIP Fund (Class 1): To maximize income while maintaining prospects for capital appreciation.
•	Franklin Mutual Shares VIP Fund (Class 1): Capital appreciation; income is a secondary consideration.
•	Franklin Rising Dividends VIP Fund (Class 1): Long-term capital appreciation; preservation of capital is also an important consideration.
•	Franklin Small Cap Value VIP Fund (Class 2): Long-term total return.
•	Franklin Small-Mid Cap Growth VIP Fund (Class 1): Long-term capital growth.
•	Franklin U.S. Government Securities VIP Fund (Class 1): Income.
•	Templeton Global Bond VIP Fund (Class 1): High current income consistent with preservation of capital; capital appreciation is a secondary objective.
Goldman Sachs Variable Insurance Trust, advised by Goldman Sachs Asset Management, L.P.
•	Goldman Sachs VIT Global Trends Allocation Fund (Service Shares): Total return while seeking to provide volatility management.
•	Goldman Sachs VIT Mid Cap Value Fund (Service Shares): Long-term capital appreciation.
Ivy Variable Insurance Portfolios, advised by Waddell & Reed Investment Management Company.
•	Ivy VIP Asset Strategy Portfolio: Total return.
JPMorgan Insurance Trust, advised by J.P. Morgan Investment Management Inc.
•	JPMorgan Insurance Trust Core Bond Portfolio (Class 1): To maximize total return by investing primarily in a diversified portfolio of intermediate- and long-term debt securities.
•	JPMorgan Insurance Trust Global Allocation Portfolio (Class 1): Maximize long-term total return.
•	JPMorgan Insurance Trust Income Builder Portfolio (Class 1): Maximize income while maintaining prospects for capital appreciation.
Legg Mason Partners Variable Equity Trust, advised by LeggMason Partners Fund Advisor, LLC.
•	ClearBridge Variable Aggressive Growth Portfolio (Class I): Capital appreciation.
•	ClearBridge Variable Mid Cap Portfolio (Class I): Long-term growth of capital.
•	ClearBridge Variable Small Cap Growth Portfolio (Class I): Long-term growth of capital.
Lincoln Variable Insurance Products Trust, advised by Lincoln Investment Advisors Corporation.
•	LVIP Baron Growth Opportunities Fund (Service Class): Capital appreciation.

•	LVIP BlackRock Global Real Estate Fund (Standard Class): Total return through a combination of current income and long-term capital appreciation.
•	LVIP BlackRock Inflation Protected Bond Fund (Standard Class): To maximize real return, consistent with preservation of real capital and prudent investment management.
•	LVIP Delaware Bond Fund (Standard Class)*: Maximum current income (yield) consistent with a prudent investment strategy.
•	LVIP Delaware Diversified Floating Rate Fund (Standard Class)*: Total return.
•	LVIP Delaware Social Awareness Fund (Standard Class)*: To maximize long-term capital appreciation.
•	LVIP Delaware Special Opportunities Fund (Standard Class)*: To maximize long-term capital appreciation.
•	LVIP Dimensional U.S. Core Equity 1 Fund (Standard Class): Long-term capital appreciation.
•	LVIP Dimensional U.S. Core Equity 2 Fund (Standard Class): Long-term capital appreciation.
•	LVIP Dimensional/Vanguard Total Bond Fund (Standard Class): Total return consistent with preservation of capital; a fund of funds.
•	LVIP Franklin Templeton Multi-Asset Opportunities Fund (Standard Class): Long-term growth of capital.
•	LVIP Global Conservative Allocation Managed Risk Fund (Standard Class): A high level of current income with some consideration given to growth of capital; a fund of funds.
•	LVIP Global Growth Allocation Managed Risk Fund (Standard Class): A balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.
•	LVIP Global Income Fund (Standard Class): Current income consistent with the preservation of capital.
•	LVIP Global Moderate Allocation Managed Risk Fund (Standard Class): A balance between a high level of current income and growth of capital, with an emphasis on growth of capital; a fund of funds.
•	LVIP Goldman Sachs Income Builder Fund (Standard Class): To seek a balance of current income and capital appreciation.
•	LVIP Government Money Market Fund (Standard Class): Current income while (i) maintaining a stable value of your shares (providing stability of net asset value) and (ii) preserving the value of your initial investment (preservation of capital).
•	LVIP JPMorgan High Yield Fund (Standard Class): A high level of current income; capital appreciation is the secondary objective.
•	LVIP JPMorgan Retirement Income Fund (Standard Class): Current income and some capital appreciation.
•	LVIP Loomis Sayles Global Growth Fund (Standard Class): To provide investment results over a full market cycle that, before fees and expenses, are superior to an index that tracks global equities.
•	LVIP MFS International Growth Fund (Standard Class): Long-term capital appreciation.
•	LVIP MFS Value Fund (Standard Class): Capital appreciation.
•	LVIP Mondrian International Value Fund (Standard Class): Long-term capital appreciation as measured by the change in the value of fund shares over a period of three years or longer.
•	LVIP PIMCO Low Duration Bond Fund (Standard Class): To seek a high level of current income consistent with preservation of capital.
•	LVIP SSGA Bond Index Fund (Standard Class): To match as closely as practicable, before fees and expenses, the performance of the Barclays Capital U.S. Aggregate Index.
•	LVIP SSGA Conservative Index Allocation Fund (Standard Class): A high level of current income, with some consideration given to growth of capital; a fund of funds.

•	LVIP SSGA Conservative Structured Allocation Fund (Standard Class): A high level of current income, with some consideration given to growth of capital; a fund of funds.
•	LVIP SSGA Developed International 150 Fund (Standard Class): To maximize long-term capital appreciation.
•	LVIP SSGA Emerging Markets 100 Fund (Standard Class): To maximize long-term capital appreciation.
•	LVIP SSGA Emerging Market Equity Index (Standard Class): To seek to provide investment results that, before fees and expenses, correspond generally to the total return of an index that tracks performance of emerging market equity securities.
•	LVIP SSGA International Index Fund (Standard Class): To approximate as closely as practicable, before fees and expenses, the performance of a broad market index of non-U.S. foreign securities.
•	LVIP SSGA Large Cap 100 Fund (Standard Class): To maximize long-term capital appreciation.
•	LVIP SSGA Mid-Cap Index Fund (Standard Class): Seek to approximate as closely as practicable, before fees and expenses, the performance of a broad market index that emphasizes stocks of mid-sized U.S. companies.
•	LVIP SSGA Moderate Index Allocation Fund (Standard Class): A balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.
•	LVIP SSGA Moderate Structured Allocation Fund (Standard Class): A balance between a high level of current income and growth of capital, with an emphasis on growth of capital; a fund of funds.
•	LVIP SSGA Moderately Aggressive Index Allocation Fund (Standard Class): A balance between high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.
•	LVIP SSGA Moderately Aggressive Structured Allocation Fund (Standard Class): A balance between high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.
•	LVIP SSGA S&P 500 Index Fund (Standard Class)(1): To approximate as closely as practicable, before fees and expenses, the total rate of return of common stocks publicly traded in the United States, as represented by the S&P 500 Index.
•	LVIP SSGA Short-Term Bond Index Fund (Standard Class): To provide investment results that, before fees and expenses, correspond generally to the price and yield performance of an index that tracks the short-term U.S. corporate bond market.
•	LVIP SSGA Small-Cap Index Fund (Standard Class): To approximate as closely as practicable, before fees and expenses, the performance of the Russell 2000® Index, which emphasizes stocks of small U.S. companies.
•	LVIP SSGA Small-Mid Cap 200 Fund (Standard Class): To maximize long-term capital appreciation.
•	LVIP T. Rowe Price 2020 Fund (Standard Class): The highest total return over time consistent with an emphasis on both capital growth and income; a fund of funds.
•	LVIP T. Rowe Price 2030 Fund (Standard Class): The highest total return over time consistent with an emphasis on both capital growth and income; a fund of funds.
•	LVIP T. Rowe Price 2040 Fund (Standard Class): The highest total return over time consistent with an emphasis on both capital growth and income; a fund of funds.
•	LVIP T. Rowe Price 2050 Fund (Standard Class): The highest total return over time consistent with an emphasis on both capital growth and income; a fund of funds.
•	LVIP T. Rowe Price Growth Stock Fund (Standard Class): Long-term capital growth.
•	LVIP T. Rowe Price Structured Mid-Cap Growth Fund (Standard Class): To maximize capital appreciation.

•	LVIP U.S. Growth Allocation Managed Risk Fund (Standard Class): High level of current income and growth of capital, with an emphasis on growth of capital; a fund of funds.
•	LVIP Vanguard Domestic Equity ETF Fund (Standard Class): Long-term capital appreciation; a fund of funds.
•	LVIP Vanguard International Equity ETF Fund (Standard Class): Long-term capital appreciation; a fund of funds.
•	LVIP Wellington Capital Growth Fund (Standard Class): Capital growth.
•	LVIP Wellington Mid-Cap Value Fund (Standard Class): Long-term capital appreciation.
MFS® Variable Insurance Trust, advised by Massachusetts Financial Services Company
•	Growth Series (Initial Class): Capital appreciation.
•	Mid Cap Growth Series (Initial Class): Capital appreciation.
•	New Discovery Series (Initial Class): Capital appreciation.
•	Total Return Series (Initial Class): Total return.
•	Utilities Series (Initial Class): Total return.
MFS® Variable Insurance Trust II, advised by Massachusetts Financial Services Company
•	MFS® VIT II Technology Portfolio (Initial Class): Capital appreciation.
MFS® Variable Insurance Trust III, advised by Massachusetts Financial Services Company
•	Mid Cap Value Portfolio (Initial Class): Capital appreciation.
Neuberger Berman Advisers Management Trust, advised by Neuberger Berman Management Inc.
•	Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio (I Class): Growth of capital.
Oppenheimer Variable Account Funds, advised by OFI Global Asset Management, Inc.
•	Oppenheimer Main Street Small Cap Fund® / VA (Non-Service Shares): Capital appreciation.
PIMCO Variable Insurance Trust, advised by PIMCO
•	PIMCO VIT CommodityRealReturn® Strategy Portfolio (Administrative Class): Maximum real return, consistent with prudent investment management.
•	PIMCO VIT Global Bond Opportunities Portfolio (Unhedged) (Administrative Class): Maximum total return, consistent with preservation of capital and prudent investment management.
•	PIMCO VIT Real Return Portfolio (Administrative Class): Growth of capital.
•	PIMCO VIT Total Return Portfolio (Administrative Class): Maximum total return, consistent with preservation of capital and prudent investment management.
Putnam Variable Trust, advised by Putnam Investment Management, LLC
•	Putnam VT Multi-Asset Absolute Return Fund (Class IA): To seek positive total return.
T. Rowe Price Equity Series, Inc., advised by T. Rowe Price Associates, Inc.
•	T. Rowe Price Equity Income Portfolio: To provide substantial dividend income as well as long-term growth of capital through investments in the common stocks of established companies.
Wells Fargo Variable Trust, advised by Wells Fargo Funds Management, LLC.
•	Wells Fargo VT Discovery Fund (Class 2): Long-term capital appreciation.

*	Investments in Delaware Investments VIP Series, Delaware Funds, LVIP Delaware Funds or Lincoln Life accounts managed by Delaware Investment Advisors, a series of Macquarie Investments Management Business Trust, are not and will not be deposits with or liabilities of Macquarie Bank Limited ABN 46008 583 542 and its holding companies, including their subsidiaries or related companies, and are subject to investment risk, including possible delays in prepayment and loss of income and capital invested. No Macquarie Group company guarantees or will guarantee the performance of the Series or Funds or accounts, the repayment of capital from the Series or Funds or account, or any particular rate of return.
(1)	The Index to which this fund is managed to is a product of S&P Dow Jones Indices LLC (“SPDJI”) and has been licensed for use by one or more of the portfolio’s service providers (licensee). Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (S&P); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (Dow Jones); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by the licensees. S&P®, S&P GSCI® and the Index are trademarks of S&P and have been licensed for use by SPDJI and its affiliates and sublicensed for certain purposes by the licensee. The Index is not owned, endorsed, or approved by or associated with any additional third party. The licensee’s products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, or their third party licensors, and none of these parties or their respective affiliates or third party licensors make any representation regarding the advisability of investing in such products, nor do they have any liability for any errors, omissions, or interruptions of the Index.
Sub-Account Availability and Substitution of Funds
We may add, change or eliminate any Underlying Funds that the Separate Account or the Sub-Accounts invest in, subject to state and federal laws and regulations. An Underlying Fund may also discontinue offering their shares to the Sub-Accounts.
If required by law, we will obtain any required approvals from Owners, the SEC, and state insurance regulators before substituting any Underlying Funds. Substitute Underlying Funds may have higher charges than the Underlying Funds being replaced
We may choose to add or remove Sub-Accounts as investment options under the Policies. If we change any Sub-Accounts or substitute any Underlying Funds, we will make appropriate endorsements to the Policies.
If we obtain appropriate approvals from Owners and securities regulators, we may:
•	change the investment objective of the Separate Account;
•	operate the Separate Account as a management investment company, unit investment trust, or any other form permitted under applicable securities laws;
•	deregister the Separate Account; or
•	combine the Separate Account with another separate account.
If you take no action upon notification of a fund liquidation, closure or merger the funds from the terminating fund will automatically transfer into the money market Sub-Account. Placing or transferring money into the money market Sub-Account may have impacts on other features of your Policy. Prior to moving money into the money market Sub-Account or allowing it to default into the money market Sub-Account as a result of a fund liquidation, closure or merger, refer to your Policy for specific impacts that may apply, if any.
We will notify you of any change that is made.
Voting Rights
The Underlying Funds do not hold regularly scheduled shareholder meetings. When an Underlying Fund holds a special meeting for the purpose of approving changes in the ownership or operation of the Underlying Fund, the Company is entitled to vote the shares held by our Sub-Account in that Underlying Fund. Under our current interpretation of applicable law, you may instruct us how to vote those shares.

We will notify you when your instructions are needed and will provide information from the Underlying Fund about the matters requiring the special meeting. We will calculate the number of votes for which you may instruct us based on the amount you have allocated to that Sub-Account, and the value of a share of the corresponding Underlying Fund, as of a date chosen by the Underlying Fund (record date). If we receive instructions from you, we will follow those instructions in voting the shares attributable to your Policy. If we do not receive instructions from you, we will vote the shares attributable to your Policy in the same proportion as we vote other shares based on instructions received from other Owners. Since Underlying Funds may also offer their shares to entities other than the Company, those other entities also may vote shares of the Underlying Funds, and those votes may affect the outcome.
Each Underlying Fund is subject to the laws of the state in which it is organized concerning, among other things, the matters which are subject to a shareholder vote, the number of shares which must be present in person or by proxy at a meeting of shareholders (a “quorum”), and the percentage of such shareholders present in person or by proxy which must vote in favor of matters presented. Because shares of the Underlying Fund held in the Separate Account are owned by the Company, and because under the 1940 Act the Company will vote all such shares in the same proportion as the voting instructions which we receive, it is important that each Owner provide their voting instructions to the Company. For funds un-affiliated with Lincoln, even though Owners may choose not to provide voting instructions, the shares of an Underlying Fund to which such Owners would have been entitled to provide voting instructions will be voted by the Company in the same proportion as the voting instructions which we actually receive. For funds affiliated with Lincoln, shares of a fund to which such Owners would have been entitled to provide voting instructions will, once we receive a sufficient number of instructions we deem appropriate to ensure a fair representation of Owners eligible to vote, be voted on by the Company in the same proportion as the voting instructions which we actually receive. As a result, the instructions of a small number of Owners could determine the outcome of matters subject to shareholder vote. In addition, because the Company expects to vote all shares of the Underlying Fund which it owns at a meeting of the shareholders of an Underlying Fund, all shares voted by the Company will be counted when the Underlying Fund determines whether any requirement for a minimum number of shares be present at such a meeting to satisfy a quorum requirement has been met.
POLICY CHARGES AND FEES
Policy charges and fees compensate us for providing your insurance benefit, administering your Policy, assuming risks associated with your Policy, and incurring sales related expenses. We may profit from any of these charges, and we may use this profit for any purpose, including covering shortfalls from other charges.
Subject to the maximums and guarantees shown in the Policy Specifications, we may change the rates and charges that apply to your Policy.  Among the rates and charges that can change are the monthly Cost of Insurance Rates, excess interest rates credited to the Fixed Account, Mortality and Expense Risk Charge, and Monthly Administrative Fees.  We will not make any changes to these rates and charges in order to distribute past gains or recoup past losses.
If a change in Cost of Insurance Rates is made, it will be based on our expectations at that time as to future cost factors, which may include, but are not limited to mortality, investment earnings, persistency, expenses (including reinsurance costs and taxes), policy funding, net amount at risk, loan utilization, capital requirements and reserve requirements. Any change will apply uniformly to all individuals of the same Premium Class and policy duration as the Insured.
In addition to policy charges, the investment advisor for each of the Underlying Funds deducts a daily charge as a percent of the value in each Underlying Fund as an asset management charge. The charge reflects asset management fees of the investment advisor. Other expenses are incurred by the Underlying Funds (including 12b-1 fees for Class 2 shares and other expenses) and are deducted from Underlying Fund assets. Values in the Sub-Accounts are reduced by these charges. Future Underlying Fund expenses may vary. Detailed information about charges and expenses incurred by each Underlying Fund is contained in that Underlying Fund’s prospectus.

The Monthly Deductions, including the Cost of Insurance Charges, are deducted proportionately from the value of each of the Sub-Accounts and the Fixed Account unless you or the Company agree otherwise. The Monthly Deductions are made on the “Monthly Anniversary Day,” which is the Date of Issue and the same day of each month thereafter. If the day that would otherwise be a Monthly Deduction Day is non-existent for that month, or is not a Valuation Day, then the Monthly Deduction Day is the next Valuation Day.
If the Net Accumulation Value is insufficient to cover the current Monthly Deduction, all coverage under your Policy will lapse. You have a Grace Period, as described in the section entitled “Lapse and Reinstatement”, to pay an amount that will prevent the lapse from occurring.
Premium Load; Net Premium Payment
We deduct a portion from each Premium Payment. This amount, referred to as “Premium Load,” covers a portion of the sales expenses incurred by the Company and certain policy-related state and federal tax liabilities. The Premium Payment, after deduction of the Premium Load, is called the “Net Premium Payment.” Target Premium is based on the maximum annual Premium allowed under the Internal Revenue Code for a policy which is not a MEC, providing a death benefit equal to the Specified Amount and paying seven level, annual Premiums. See the Tax Issues section later in this prospectus. The Target Premium is shown in the Policy Specifications.
Sales Charge.     The current sales charge ranges are:
Policy Years	Portion of Premium Paid up to Target Premium	Portion of Premium Paid greater than Target Premium
1	XX%	XX%
2	XX%	XX%
3-4	XX%	XX%
5-7	XX%	XX%
8+	XX%	XX%
The sales charge is guaranteed to be no higher than 5% of the total Premium paid in any Policy Year.
Premium Tax.     We deduct an explicit premium tax equal to state and municipal premium tax from each Premium Payment. The tax ranges from 0% to 5% depending upon the state of issue.
Deferred Acquisition Cost (DAC) Tax.     We currently deduct a 1% charge from each Premium Payment to help offset the Company's tax liability associated with the Policy's acquisition costs.
For the purpose of calculating current and maximum Premium Loads, an increase in Specified Amount is treated as a newly issued policy.
Surrender Charges
There are no Surrender Charges for your Policy.
Partial Surrender Fee
There is no Surrender Charge or Administrative Fee imposed on Partial Surrenders.
Transfer Fee
The Company reserves the right to charge $25 for each transfer after the twenty-fourth transfer per Policy Year.
In the event that we make a material change in the investment strategy of a Sub-Account, you may transfer the Accumulation Values allocated to that Sub-Account to any other Sub-Account or to the Fixed Account without being charged a fee and may do so even if you have requested 24 transfers during that Policy Year. This option to transfer from a Sub-Account must be exercised within 60 days after the effective date of such change in investment strategy of that Sub-Account. You will be provided written notice in the event that such a change is made.
Mortality and Expense Risk Charge
We assess a monthly Mortality and Expense Risk Charge (“M&E”) as a percentage of the Policy's Separate Account Value. The mortality risk assumed is that the Insured may live for a shorter period than we originally estimated. The expense risk assumed is that our expenses incurred in issuing and administering the Policies will be greater than we originally estimated.
Current Mortality and Expense Risk Charges, on an annualized basis, are within the ranges below, based on the level of average annual Planned Premium:
Policy Years	Annualized Mortality Expense Risk Charge
XX-XX	XX%-XX%
XX-XX	XX%-XX%
XX-XX	XX%-XX%
XX-XX	XX%
The Company reserves the right to increase the Mortality and Expense Risk Charge if it believes that circumstances have changed so that current charges are no longer adequate. In no event will the charge exceed XX%.
Cost of Insurance Charge
A significant cost of variable life insurance is the “Cost of Insurance Charge”. This charge is the portion of the Monthly Deduction designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value.
The Cost of Insurance Charge for your Policy depends on the current “Net Amount at Risk”. The Net Amount at Risk is the death benefit, without regard to any benefits payable at the Insured's death under any riders, minus the Policy's Accumulation Value. Because the Accumulation Value will vary with investment performance, Premium Payment patterns and charges, the Net Amount at Risk will vary accordingly.
The Cost of Insurance Charge is determined by subtracting the Accumulation Value from the death benefit at the beginning of the Policy Month, and multiplying the result (the “Net Amount at Risk”) by the applicable current cost of insurance rate as determined by the Company. The maximum rates that we may use are found in the guaranteed maximum cost of insurance rate table in your Policy’s specifications. The applicable cost of insurance rate used in this monthly calculation for your Policy depends upon the Policy’s duration, the age, gender (in accordance with state law) and underwriting category of the Insured. Please note that it will generally increase each Policy Year as the Insured ages and are lower for healthy individuals. Current cost of insurance rates, in general, are determined based on our expectation of future mortality, investment earnings, persistency and expenses (including, but not limited to, taxes and reinsurance). For this reason, they may be less than the guaranteed maximum rates shown in the Policy. Accordingly, your monthly Cost of Insurance Charge may be less than the amount that would be calculated using the guaranteed maximum cost of insurance rate shown in the table in your Policy. Also, your monthly Cost of Insurance Charge will never be calculated at a rate higher than the maximum Cost of Insurance Charge shown in “Table II: Periodic Charges Other Than Fund Operating Expenses” in this prospectus.
Administrative Fee
The monthly Administrative Fee as of the date of policy issue is $XX per month in all Policy Years. The Company may change this fee after the first Policy Year based on its expectations of future expenses, but is guaranteed not to exceed $XX per month. There is an additional charge per $1,000 of Specified Amount that varies with the Insured's age. This charge will never exceed $XX per $1,000 of Specified Amount. This fee compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.
Policy Loan Interest
If you borrow against your Policy, interest will accrue on the loan balance. The interest rate will be the greater of XX%, or Moody’s Investors Service, Inc. Corporate Bond Yield Average – Monthly Average Corporates for the calendar month which ends two months prior to the Policy Anniversary. You may obtain the applicable monthly average at any time by contacting the Company. The interest rate will never exceed the maximum interest rate allowed by law in the state in which the Policy is issued.
We will notify you of the current Policy Loan Interest rate for this Policy at the time a Policy Loan is taken. If the Policy has a loan balance, we will notify you of any change in the interest rate at least 30 days before the new rate becomes effective.
Rider Charges
The following paragraphs describe the charges for the riders listed below. The features of the riders available with this Policy and any limitations on the selection of riders are discussed in the section headed “Riders”.
Term Insurance Rider.  This optional rider provides term life insurance on the life of the Insured, which is annually renewable to Attained Age 121. There are monthly Cost of Insurance Charges for this rider, based on the Policy duration, and the age and underwriting category of the Insured. We may adjust the monthly rider rate from time to time, but the rate will never exceed the guaranteed cost of insurance rates for the rider for that Policy Year.
Case Exceptions
We reserve the right to reduce Premium Loads or any other charges on certain multiple life sales (“Cases”) where it is expected that the amount or nature of such Cases will result in savings of sales, underwriting, administrative or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including but not limited to:
•	the number of lives to be insured,
•	the total Premiums expected to be paid,
•	total assets under management with the Company,
•	the nature of the relationship among the Insured individuals,
•	the purpose for which the Policies are being purchased,
•	expected persistency of the individual policies, and
•	any other circumstances which we believe to be relevant to the expected reduction of our expenses.
Some of these reductions may be guaranteed but we may withdraw or modify others on a uniform Case basis. Reductions in charges will not be unfairly discriminatory to any Owners.
YOUR INSURANCE POLICY
Your Policy is a life insurance contract that provides for a death benefit payable on the death of the Insured. The Policy and the application constitute the entire contract between you and Lincoln Life.

The Policy includes Policy Specifications pages, with supporting schedules. These pages and schedules provide important information about your Policy such as: the identity of the Insured and Owner; Date of Issue; the Initial Specified Amount; the death benefit option selected; issue age; named Beneficiary; initial Premium Payment; expense charges and fees; and guaranteed maximum cost of insurance rates.
Note: The Policy Specifications pages (and any specifications pages relating to riders you may purchase) reference certain dates that are very important in understanding when your coverage begins and ends, when certain benefits become available and when certain rights or obligations arise or terminate. Generally, terms such as “Policy Date”, “Effective Date” or “Policy Effective Date” (or “Rider Date”, “Rider Effective Date”) refer to the date that coverage under the Policy (or rider) becomes effective and is the date from which Policy Years, Policy Anniversary and ages are determined. Terms such as “Issue Date” or “Policy Issue Date” (or “Rider Issue Date”) generally refer to when we print or produce the Policy (or rider), but such dates may have importance beyond that date. For example, the period of time we may have to contest a claim submitted in the first couple years of the Policy will typically start on the date the Policy is issued and not the date the Policy goes into effect. Please read your Policy carefully and make sure you understand which dates are important and why.
When your Policy is delivered to you, you should review it promptly to confirm that it reflects the information you provided in your application. If not, please notify us immediately.
The Policy is nonparticipating. This means that no dividends are payable to you. In addition, your Policy does not share in the profits or surplus earnings of the Company.
Before purchasing the Policy to replace, or to be funded with proceeds from an existing life insurance policy or annuity, make sure you understand the potential impact. The Insured will need to prove current insurability and there may be a new contestable period for the new Policy. The death benefit and policy values may be less for some period of time in the new Policy.
Once your Policy is in force, the effective date of payments and requests you send us is usually determined by the day and time we receive them.
We cannot process your requests for transactions relating to the Policy until we have received the request in “Good Order” at our Home Office. “Good Order” means the actual receipt of the requested transaction in writing (or other form subject to our consent) along with all information and supporting legal documentation necessary to effect the transaction. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirements at any time.
We allow telephone or other electronic transactions when you complete our authorization form and return it to us. Contact our Administrative Office for information on permitted electronic transactions and authorization for electronic transactions.
Any telephone or other electronic transmission, whether it is yours, your service provider’s, your agent’s, or ours, can experience outages or slowdowns for a variety of reasons. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you should send your request in writing to our Administrative Office.
Application
If you decide to purchase a Policy, you must first complete an application. A completed application identifies the proposed Insured and provides sufficient information to permit us to begin underwriting risks in the Policy. We require a medical history and examination of the proposed Insured. Based on our review of medical information about the proposed Insured,  if required, we may decline to provide insurance, or we may place the proposed Insured in a special underwriting category. The monthly Cost of Insurance Charge deducted from the policy value after issue varies depending on the Insured's age, underwriting category, the Policy duration, and the current Net Amount at Risk.

A Policy may only be issued upon receipt of satisfactory evidence of insurability, and generally when the Insured is at least age 18 and at most age 85. Age will be determined by the nearest birthday of the Insured.
To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who applies for a Policy. When you apply for a Policy, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We may also ask to see your driver’s license, photo i.d. or other identifying documents. If this Policy is corporate owned, we may ask for date and state of incorporation.
Owner
The Owner on the date of policy issue is designated in the Policy Specifications. You, as Owner, will make the following choices:
1)	initial death benefit amount and death benefit option;
2)	either of two life insurance qualification methods;
3)	the amount and frequency of Premium Payments; and
4)	the amount of Net Premium Payment to be allocated to the selected Sub-Accounts or the Fixed Account.
You are entitled to exercise rights and privileges of your Policy as long as the Insured is living  and before the maturity date. These rights generally include the power to select the Beneficiary, request Policy Loans, make Partial Surrenders, surrender the Policy entirely, name a new Owner, and assign the Policy. You must inform us of any change in writing. We will record change of Owner and Beneficiary forms to be effective as of the date of the latest signature on the written request. In addition to changes in ownership or Beneficiary designations, you should make certain that our records are up to date with respect to your address and contact information and, to the extent possible, the address and contact information of any Beneficiaries. This will ensure that there are no unnecessary delays in effecting any changes you wish to make, ownership privileges you wish to exercise or payments of proceeds to you or your Beneficiaries. Exercising a change in ownership may cause a taxable event. You should consult a tax advisor prior to exercising a change in ownership to determine the tax consequences of such exercise.
Right to Examine Period
You may return your Policy to us for cancellation within 10 days after you receive it (or a greater number of days if required by your state). This is called the “Right to Examine Period”. If the Policy is returned for cancellation within the Right to Examine Period, we will refund to you the following:
If your Policy is issued in a state that provides for return of value, you are subject to the risk of market loss during the Right to Examine Period. Any Net Premium Payments received before the end of the Right to Examine Period will be allocated directly to the Sub-Accounts and the Fixed Account, if applicable, which you designated. If the Policy is returned for cancellation within the Right to Examine Period, we will return to you the sum of (i) the Accumulation Value less any Debt, on the date the returned Policy is received by us, plus (ii) any charges and fees imposed under the Policy's terms.
If your Policy is issued in a state that requires return of Premium Payments, or you are 60 years old or over and your Policy is issued in California, any Net Premium Payments received by us within 10 days (or a greater number of days if required by your state; 30 days in California) of the date the Policy was issued will be held in the money market Sub-Account. At the end of that period, it will be allocated to the Sub-Accounts and the Fixed Account, if applicable, which you designated. If the Policy is returned for cancellation within the Right to Examine Period, we will return to you the greater of (a) all Premium Payments less any Debt; or (b) the sum of (i) the Accumulation Value less any Debt, on the date the returned Policy is received by us, plus (ii) any charges and fees imposed under the Policy's terms. (Note: For California policies, you may direct us, in writing, to proceed to allocate your Net Premiums before the end of the 30 days.)

If a Premium Payment was made by check, there may be a delay until the check clears.
Initial Specified Amount
You will select the Initial Specified Amount of death benefit on the application. The Minimum Specified Amount may not be less than $100,000. This amount, in combination with a death benefit option, will determine the initial death benefit. The Initial Specified Amount is shown on the Policy Specifications page.
Policies issued with a Term insurance Rider may be issued with a Minimum Specified Amount of no less than $1,000.
Transfers
You may make transfers among the Sub-Accounts and the Fixed Account, subject to certain provisions. You should carefully consider current market conditions and each Underlying Fund’s objective and investment policy before allocating money to the Sub-Accounts. (Note: Prior to moving money into the money market Sub-Account or allowing it to default into the money market Sub-Account as a result of a fund liquidation, closure or merger, refer to your Policy for specific impacts that may apply, if any.)
Up to 24 transfer requests (a request may involve more than a single transfer) may be made in any Policy Year without charge. The Company reserves the right to charge $25 for each transfer request after the twenty-fourth request per year. Due to these limitations, if you want to transfer all of your Policy value from the Fixed Account to one or more Sub-Accounts, it may take several years to do so.
We reserve the right to restrict transfers of a portion of the Fixed Account Value to one or more Sub-Accounts to a period within 45 days following the Policy Anniversary. The transfer will be effective as of the next Valuation Period after your request is received by our Administrative Office. The amount of such transfer cannot exceed the greater of 20% of the greatest amount held in the Fixed Account Value during the prior 5 years or $1,000. Due to these limitations, if you want to transfer all of your policy value from the Fixed Account to one or more Sub-Accounts, it may take several years to do so.
Requests for transfers must be made in writing, or electronically, if you have previously authorized electronic transfers in writing, subject to our consent. We will use reasonable procedures, such as requiring identifying information from callers, recording telephone instructions, and providing written confirmation of transactions, in order to confirm instructions are genuine. Any instructions, which we reasonably believe to be genuine, will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this procedure, you will bear the risk of loss. If we do not use reasonable procedures, as described above, we may be liable for losses due to unauthorized instructions.
Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of accumulation units. This will be based on the accumulation unit values determined after our Administrative Office receives a request in writing or adequately authenticated electronic transfer request. Transfer and financial requests received in Good Order before the close of regular trading on the NYSE (generally 4pm Eastern time on a business day) will normally be effective that day. There may be circumstances under which the NYSE may close before 4pm. In such circumstances transactions requested after such early closing will be processed using the accumulation unit value computed the following trading day.
Some of the Underlying Funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the Underlying Fund's investment advisor, the Underlying Fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by applicable law, we reserve the right to defer or reject a transfer request at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of the Sub-Account units as a result of the Underlying Funds' own policies and procedures on market timing activities. We may also defer or reject an allocation or transfer request that is subject to a restriction that is imposed by the Underlying Fund at any time. If an Underlying Fund refuses to accept a transfer request we have already processed, we will reverse the transaction within 1-2 business days of the day on which we receive notice of the refusal. We will notify you in writing if we have reversed, restricted or refused any of your transfer requests.
Market Timing
Frequent, large, or short-term transfers among Sub-Accounts and the Fixed Account, such as those associated with “market timing” transactions, can affect the Underlying Funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the Underlying Fund's portfolio, and increase brokerage and administrative costs of the Underlying Funds. As an effort to protect our Owners and the Underlying Funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the “Market Timing Procedures”). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Sub-Accounts and the Fixed Account that may affect other Owners or shareholders.
In addition, the Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among Sub-Accounts. While we reserve the right to enforce these policies and procedures, Owners and other persons with interests under the Policies should be aware that we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds. You should note that, these policies and procedures may result in an Underlying Fund deferring or permanently refusing to accept Premium Payments or transfers for the reasons described in “Transfers”, above. In such case, our rights and obligations will be as described in “Transfers”. Some of the Underlying Funds may also impose Redemption Fees on short-term trading (i.e., redemptions of Underlying Fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such Redemption Fees on behalf of the Underlying Funds. You should read the prospectuses of the Underlying Funds for more details on their ability to refuse or restrict purchases or redemptions of their shares.
However, under the SEC rules, we are required to: (1) enter into written agreement with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Owners, and (2) execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Owners who violate excessive trading policies established by the Underlying Fund.
You should be aware that the purchase and redemption orders received by Underlying Funds generally are “omnibus” orders from intermediaries such as retirement plans or Separate Accounts to which Premium Payments and policy values of variable insurance policies are allocated. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual Owners of variable insurance policies. The omnibus nature of these orders may limit the Underlying Funds' ability to apply their respective disruptive trading policies and procedures. We cannot guarantee that the Underlying Funds (and thus our Owners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may purchase the Underlying Funds. In addition, if an Underlying Fund believes that an omnibus order we submit may reflect one or more transfer requests from Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.
Our Market Timing Procedures detect potential “market timers” by examining the number of transfers made by Owners within given periods of time. In addition, managers of the Underlying Funds might contact us if they believe or suspect that there is market timing. If requested by an Underlying Fund company, we may vary our Market Timing Procedures from Sub-Accounts to Sub-Accounts to comply with specific Underlying Fund policies and procedures.
We may increase our monitoring of Owners who we have previously identified as market timers. When applying the parameters used to detect market timers, we will consider multiple policies owned by the same Owner if that Owner has been identified as a market timer. For each Owner, we will investigate the transfer patterns that meet the parameters being used to detect potential market timers. We will also investigate any patterns of trading behavior identified by the Underlying Funds that may not have been captured by our Market Timing Procedures.
Once an Owner has been identified as a “market timer” under our Market Timing Procedures, we will notify the Owner in writing that future transfers (among the Sub-Accounts and/or the Fixed Account) will be temporarily permitted to be made only by original signature sent to us by U.S. mail, standard delivery for the remainder of the Policy Year. Overnight delivery or electronic instructions (which may include telephone, facsimile, or Internet instructions) submitted during this period will not be accepted. If overnight delivery or electronic instructions from or on behalf of an Owner who has been identified as a market timer are inadvertently accepted, we will reverse the transaction within 1 - 2 business days of our discovery of such acceptance. We will impose this “original signature” restriction on that Owner even if we cannot identify, in the particular circumstances, any harmful effect from that Owner's particular transfers.
Owners seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect such transfer activity may be limited by operational systems and technological limitations. The identification of Owners determined to be engaged in such transfer activity that may adversely affect other Owners or Underlying Fund shareholders involves judgments that are inherently subjective. We cannot guarantee that our Market Timing Procedures will detect every potential market timer. If we are unable to detect market timers, you may experience dilution in the value of your Underlying Fund shares and increased brokerage and administrative costs in the Underlying Funds. This may result in lower long-term returns for your investments.
Our Market Timing Procedures are applied consistently to all Owners. An exception for any Owner will be made only in the event we are required to do so by a court of law. In addition, certain Underlying Funds available as investment options in your Policy may also be available as investment options for Owners of other, older life insurance policies issued by us.
Some of these older life insurance policies do not provide a contractual basis for us to restrict or refuse transfers which are suspected to be market timing activity. In addition, because other insurance companies and/or retirement plans may invest in the Underlying Funds, we cannot guarantee that the Underlying Funds will not suffer harm from frequent, large, or short-term transfer activity among Sub-Accounts and the Fixed Accounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.
In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity, to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). If we modify our Market Timing Procedures, they will be applied uniformly to all Owners or as applicable to all Owners with policy values allocated to Sub-Accounts investing in particular Underlying Funds. We also reserve the right to implement and administer Redemption Fees imposed by one or more of the Underlying Funds in the future.
Dollar Cost Averaging
Dollar Cost Averaging systematically transfers amounts from the money market Sub-Account. Transfer allocations may be made to one or more of the Sub-Accounts and the Fixed Account on a monthly or quarterly basis. These transfers do not count against the free transfers available. Transfers may be elected at any time while your Policy is in force.
By making allocations on a regularly scheduled basis, instead of on a lump sum basis, you may reduce exposure to market volatility. Dollar Cost Averaging will not assure a profit or protect against a declining market.
You may elect Dollar Cost Averaging on your application, or contact our Administrative Office for information.
Dollar Cost Averaging terminates automatically:
1)	if the value in the money market Sub-Account is insufficient to complete the next transfer;

2)	one week after our Administrative Office receives a request for termination in writing, with adequate authentication;
3)	after 12 or 24 months (as elected on your application); or
4)	if your Policy is surrendered.
Automatic Rebalancing
You may elect to participate in Automatic Rebalancing. There is currently no charge for this program.
Automatic Rebalancing periodically restores to a pre-determined level the percentage of policy value allocated to each Sub-Account. The Fixed Account is not subject to rebalancing. The pre-determined level is the allocation initially selected on the application supplement, until changed by the Owner. If Automatic Rebalancing is elected, all Net Premium Payments allocated to the Sub-Accounts will be subject to Automatic Rebalancing.
Automatic Rebalancing provides a method for reestablishing fixed proportions among your allocations to your Sub-Accounts on a systematic basis. Automatic Rebalancing helps to maintain your allocation among market segments, although it entails reducing your policy values allocated to the better performing segments. Therefore, you should carefully consider market conditions and the investment objectives of each Sub-Account and Underlying Fund before electing to participate in Automatic Rebalancing.
You may select Automatic Rebalancing on a quarterly, semi-annual or annual basis. Automatic Rebalancing may be elected, terminated or the allocation may be changed at any time, by contacting our Administrative Office.
Riders
We may offer you riders to your Policy from time to time. Riders may alter the benefits or charges in your Policy, rider availability and benefits may vary by state of issue, and their election may have tax consequences to you. Also, if you elect a particular rider, it may restrict or enhance the terms of your Policy, or of other riders in force. Consult your financial and tax advisors before adding riders to, or deleting them from, your Policy.
Change of Insured Rider.  With this rider, you may name a new Insured in place of the current Insured. Underwriting and policy value requirements must be met. There is no separate charge for this rider. Policy charges applicable to the new Insured may differ from charges applicable to the current Insured. Exercising the Change of Insured Rider is a fully taxable event.
Customized Benefit Enhancement Rider: The Policy can be issued with a Customized Benefit Enhancement Rider (“CBE”) at no additional charge. It must be elected at application and may not be available on all policies. Availability of this rider is subject to underwriting requirements and may not be elected if you have elected the Surrender Value and Loan Spread Enhancement Rider.
The rider provides a Customized Benefit Enhancement Amount (“CBE Amount”) which is an amount that may be added to the Surrender Value provided under the Policy. The CBE Amount, if any, will be available only upon the Eligible Surrender of your Policy. An “Eligible Surrender” is a Full Surrender of the Policy. Partial Surrenders of less than the full amount of your Policy are not Eligible Surrenders. Please note that a Full Surrender in the course of an exchange of policies pursuant to Section 1035 of the Internal Revenue Code also is not an Eligible Surrender, unless you reside in a state where such an exception is not allowed. The CBE Amount is not a value used when determining whether a Policy will Lapse or in calculating amounts available for Policy loans or Partial Surrenders. Also, if you cancel the Policy during the Right To Examine period, the CBE Amount is not payable.
In calculating the CBE Amount, we first determine the Customized Benefit Enhancement Balance (“CBE Balance”). The CBE Balance is the basis for determining the CBE Amount available to you each Policy Year. The CBE Balance reflects premium paid, interest credited, and any partial surrenders taken throughout the Policy Year. We also consider whether or not a term insurance rider has been chosen. These calculations are explained below.

The CBE Amount reflects (a) the Policy Years during which the CBE will be available to you; (b) the CBE Percentage Rates; and (c) the Maximum CBE Percentage Rates, which are used with a Term Blend Adjustment Factor, as described further below. The CBE Percentage Rates and the Maximum CBE Percentage Rates are shown on the Rider Specification page of your Policy.
Upon the Eligible Surrender of your Policy, the CBE Amount used in calculating the surrender proceeds paid will be only the amount calculated as being available for the then current Policy Year. The CBE Percentage Rates that best suit your financial needs are determined during the financial underwriting process and will not change after the issuance of the Policy with this Rider.
Under the terms of the rider, in determining the amount of your Surrender Proceeds, in lieu of the Surrender Value as described in the Policy, we will pay an amount equal to:
a.	the Policy’s Net Accumulation Value;
b.	less any accrued loan interest not yet charged;
c.	plus the CBE Amount, if any.
As noted above, in determining the CBE Balance and CBE Amount we consider whether or not you have elected a term insurance rider. Accordingly, assuming you effect an Eligible Surrender:
1. For Policies without a Term Insurance Rider. In the first Policy Year, the CBE Balance will be calculated on any Valuation Day as: (a) the lesser of the cumulative Premiums paid or the Target Premium; minus (b) the sum of any Partial Surrenders; plus (c) any daily interest credited. The CBE Amount payable in the first Policy Year, will be determined on any Valuation Day by multiplying (a) the CBE Balance; by (b) the applicable CBE Percentage Rate.
The following example demonstrates a hypothetical Customized Benefit Enhancement Amount calculation at the end of the first Policy Year.
Sample Policy:
Insured: Male, Standard Non-tobacco, age 40
Policy Specified Amount: $3,000,000
Premium Paid: $120,000.00
Target Premium: $121,113.42
CBE Interest Rate: 3.00% annual effective rate equivalent to 0.0081% daily
CBE Percentage Rate: 9%
Partial Surrender: $0
At the end of the first Policy Year, based on the sample policy above, the CBE Balance can be calculated as the lesser of (a) or (b), minus (c), plus (d), where:
(a)	Premium paid: $120,000.00;
(b)	Target Premium: $121,113.42;
(c)	Partial Surrenders: $0;
(d)	CBE Interest credited: $3,600;
In this example, the CBE Balance calculated at the end of the first Policy Year is $123,600.
Based on the sample policy above, the CBE Amount at the end of the first Policy Year is calculated as (d) times (e), where:
(d)	CBE Balance: $123,600;

(e)	CBE Percentage Rate: 9%;
In this example, the CBE Amount is $11,124.
In each Policy Year after the first (i.e. “Subsequent Policy Year”), the beginning CBE Balance on a Policy Anniversary will be calculated based upon: (a) the ending CBE Balance as of the last Valuation Day of the previous Policy Year; less (b) the CBE Amount not taken in the previous Policy Year; less; (c) the sum of any Partial Surrenders transacted in the previous Policy Year, plus (d) any interest credited during the previous Policy Year. The CBE Amount payable in a Subsequent Policy Year will be calculated on any Valuation Day by multiplying the then current CBE Balance by the applicable CBE Percentage Rate.
2. For Policies with a Term Insurance Rider. In the first Policy Year, the CBE Balance will be calculated on any Valuation Day as: (a) the lesser of the cumulative Premiums paid or the Target Premium multiplied by the ratio of the Target Face Amount to the Initial Policy Specified Amount of the base Policy; minus (b) the sum of any Partial Surrenders; plus (c) any daily interest credited. The CBE Amount payable in the first Policy Year will be calculated on any Valuation Day as the lesser of: (a) the CBE Balance multiplied by the product of the Term Blend Adjustment Factor, as described below, and the applicable Maximum CBE Percentage Rate; or (b) the CBE Balance multiplied by applicable CBE Percentage Rate.
The following example demonstrates a hypothetical Customized Benefit Enhancement Amount calculation at the end of the first Policy Year.
Sample Policy:
Insured: Male, Standard Non-tobacco, age 55
Policy Specified Amount: $1,500,000
Target Face Amount: $2,000,000
Premium Paid: $134,100.00
Target Premium: $100,612.91
CBE Percentage Rate: 10.5%
Maximum CBE Percentage Rate: 11%
Minimum Adjustment Factor: 0.75
Term Blend Adjustment Factor: 0.9375
Partial Surrender at end of first year: $10,000
CBE Interest Rate: 3.00% annual effective rate equivalent to 0.0081% daily
At the end of the first Policy Year, based on the sample policy above, the CBE Balance is calculated as the lesser of (a), and (b) times (c) divided by (d); minus (e); plus (f), where:
(a)	Premium paid: $134,100.00;
(b)	Target Premium: $100,612.91;
(c)	Target Face Amount $2,000,000;
(d)	Policy Specified Amount $1,500,000;
(e)	Partial Surrenders: $10,000;
(f)	CBE Interest credited: $4,023
In this example, the CBE Balance calculated at the end of the first Policy Year is $128,123.

Based on the sample policy above, the CBE Amount at the end of the first Policy Year is calculated as the lesser of (f) times (g) times (h), or (g) times (i), where:
(f)	Maximum CBE Percentage Rate: 11%
(g)	CBE Balance: $128,123
(h)	Term Blend Adjustment Factor: 0.9375
(i)	CBE Percentage Rate: 10.5%;
In this example, the CBE Amount is $13,213.
In each of the examples the CBE Amount is added to the Net Accumulation Value (less any accrued loan interest not yet charged) to determine the Surrender Value of the Policy.
In each Subsequent Policy Year, the beginning CBE Balance on a Policy Anniversary will be calculated based upon: (a) the ending CBE Balance as of the last Valuation Day of the previous Policy Year; less (b) the CBE Amount not taken in the previous Policy Year; less; (c) the sum of any Partial Surrenders transacted in the previous Policy Year; plus (d) interest credited during the previous Policy Year. The CBE Amount then will be calculated on any Valuation Day as the lesser of: (a) the CBE Balance multiplied by the product of the Term Blend Adjustment Factor, as described below, and the applicable Maximum CBE Percentage Rate; or (b) the CBE Balance multiplied by applicable CBE Percentage Rate.
The Term Blend Adjustment Factor will equal (1) plus [(2) multiplied by (3)] where:
(1)	is the Minimum Adjustment Factor, as shown on the Rider Specifications page.
(2)	is one minus the Minimum Adjustment Factor.
(3)	is the ratio of the Base Policy Specified Amount to the Target Face Amount, as shown on the Policy Specifications page.
Additional terms to consider:
If the Insured dies while the rider is In Force, the Death Benefit Proceeds payable will be equal to the greater of:
1.	the amount determined under the death benefit option in effect at the time of the Insured's death less any Debt and overdue deductions calculated as of the Insured’s date of death; or
2.	an amount equal to the Accumulation Value of the Policy plus any applicable CBE Amount available under this Rider on the date of death, multiplied by the applicable percentage shown in the Corridor Percentages Table in the Policy Specifications, less any Debt and overdue deductions as of the Insured’s date of death.
If the Policy to which the rider is attached has lapsed and is reinstated pursuant to the Reinstatement provision of the Policy, the rider will also be reinstated.
The CBE calculated under the rider is subject to the Deferment of Payments provision of the Policy to which the rider is attached.
Additional policies may be added to an existing Case; however all additional policies must follow the same CBE Percentage Rates shown in the CBE Percentage Rates Table on the Rider Specifications page.
Earnings Stabilization Rider.   The Policy can be issued with an Earnings Stabilization Rider (“ESR”) at no additional charge. It must be elected at application and may not be available on all policies. Availability of this rider is subject to underwriting requirements and may not be elected if you have elected the Customized Benefit Enhancement Rider or the Surrender Value and Loan Spread Enhancement Rider.
In order to receive the Full Surrender Value and the Earnings Stabilization Enhancement, you must provide us with six months advance notice in writing of your intent to surrender. If you request a Full Surrender without the six months advance notice, you will receive only the Surrender Value of your Policy without any additional amount provided by this rider. The Earnings Stabilization Enhancement will not be paid. We reserve the right to waive this notice requirement at any time. Please contact your registered representative to determine if a waiver is currently in effect.
This rider provides an Earnings Stabilization Enhancement which is an amount that will be added to the Surrender Value provided under your Policy upon an Eligible Surrender. The Earnings Stabilization Enhancement is available only within the first 10 Policy Years after the Case Date shown on the Rider Specification page of your Policy. A Case is all inforce life insurance policies issued within the same company and the Case Date is the first policy issued under that Case. An “Eligible Surrender” is a Full Surrender of the Policy. Partial Surrenders and withdrawals of less than the full amount of your Policy are not Eligible Surrenders. Please note that a Full Surrender in the course of an exchange of policies pursuant to Section 1035 of the Internal Revenue Code also is not an Eligible Surrender, unless you reside in a state where such an exception is not allowed. The Earnings Stabilization Enhancement is not an amount or value used when determining whether a Policy will Lapse or in calculating amounts available for Policy Loans or Partial Surrenders. Also, if you cancel the Policy during the Right To Examine period, the Earnings Stabilization Enhancement is not payable.
Under the terms of the rider, in determining the amount of your Surrender Proceeds in lieu of the Surrender Value as described in your Policy, we will pay an amount equal to:
1.	The Surrender Value on the date of the Eligible Surrender; plus
2.	The Earnings Stabilization Enhancement, if any.
The Earnings Stabilization Enhancement is calculated each calendar day and is the lesser of (a) or (b), multiplied by (c) where:
(a) is the Target Enhancement Amount.
(b) is the Maximum Enhancement Amount.
(c)	is the Earnings Stabilization Multiplier.
(a) Target Enhancement Amount. On each calendar day, the Target Enhancement Amount is equal to the Target Surrender Value less the Accumulation Value of your Policy and is guaranteed never to be less than zero. To calculate the Target Enhancement Amount, we first determine the Target Surrender Value. On the Policy Date, the Target Surrender Value is equal to the initial Premium paid. Thereafter, on each calendar day, the Target Surrender Value will be calculated as (1), plus (2), minus (3), plus (4), where:
(1) is the Target Surrender Value as of the prior Monthly Anniversary Day.
(2) is the sum of all Premiums received since the prior Monthly Anniversary Day.
(3) is the sum of any Partial Surrenders since the prior Monthly Anniversary Day.
(4) is daily equivalent interest on items (1) and (2) and (3) calculated using the Target Yield Rate as shown on the Rider Specification Pages and below.
Target Yield Rate.   The Target Yield Rates are not guaranteed and may be changed at any time if future expectations in investment earnings, persistency and/or expenses (including taxes) differ from assumptions made in pricing this life insurance product. The current Target Yield Rates are:
Policy Years	Target Yield Rate	Policy Years	Target Yield Rate
1	XX%	6	XX%
2	XX%	7	XX%
3	XX%	8	XX%
4	XX%	9	XX%
5	XX%	10	XX%
(b) Maximum Enhancement Amount.   The Maximum Enhancement Amount is calculated each calendar day while this rider is in effect, as the sum of (1) plus (2), multiplied by (3), and, if applicable, multiplied by (4) where:

(1) is the Maximum Enhancement Premium.
(2) is the cumulative Maximum Enhancement Premium for each previous Policy Year.
(3) is the applicable Maximum Enhancement Rate.
(4) is the Term Blend Adjustment Factor.
Maximum Enhancement Premium. The Maximum Enhancement Premium for any given year is calculated as the lesser of (1) or (2) where:
(1) is the sum of the Premiums paid during the Policy Year less the sum of any Partial Surrenders during the Policy Year.
(2) is the Target Premium for the Policy Year; multiplied by the ratio of the Target Specified Amount to the Basic Policy Specified Amount of your Policy.
Maximum Enhancement Rate.   The Maximum Enhancement Rate is expressed as a percentage, is not guaranteed and may be changed at any time if future expectations in investment earnings, persistency and/or expenses (including taxes) differ from assumptions made in pricing this life insurance product. The current annual Maximum Enhancement Rates are:
Policy Years	Maximum Enhancement Rate	Policy Years	Maximum Enhancement Rate
1	XX%	6	XX%
2	XX%	7	XX%
3	XX%	8	XX%
4	XX%	9	XX%
5	XX%	10	XX%
If a term insurance rider is attached to your Policy and in effect, the Maximum Enhancement Amount in any Policy Year will also be multiplied by the Term Blend Adjustment Factor.
Term Blend Adjustment Factor. The Term Blend Adjustment Factor is determined at issue and may change as the result of increases, decreases and Partial Surrender. The Term Blend Adjustment Factor will equal (1) multiplied by (2) plus (3) where:
(1) is the ratio of the Base Policy Specified Amount to the Target Specified Amount of your Policy, as shown on the Policy Specification page.
(2) is 0.25
(3) is 0.75
The Term Blend Adjustment Factor is equal to 1.0 if no term insurance rider is attached to the Policy or if the term insurance rider on the Policy has been terminated after issue.
(c)Earnings Stabilization Multiplier. The Earnings Stabilization Multiplier is calculated by determining the current values of the following:
(1)	the Fixed Account
(2)	money market Sub-Accounts; and
(3)	non-money market Sub-Accounts.
We then take the sum of the cumulative current values invested in each investment allocation noted above to determine the Net Accumulation Value of the Policy. Once the Net Accumulation Value of the Policy is determined, we then calculate the Daily Stabilization Factor applicable to the Policy.

The Daily Stabilization Factor. The Daily Stabilization Factor is calculated daily on each calendar day as (1) minus (2) multiplied by (3), where:
(1) is 1.
(2) is 1 minus the Earnings Stabilization Multiplier Floor Rate.
(3) is the sum of the Fixed Account and money market Sub-Account values of the Policy divided by the Net Accumulation Value.
Earnings Stabilization Multiplier Floor Rate. The Earnings Stabilization Multiplier Floor Rate is not guaranteed and may be changed at any time if future expectations in investment earnings, persistency and/or expenses (including taxes) differ from assumptions made in pricing this life insurance product. The current Earnings Stabilization Multiplier Floor Rate is 50.000%.
Once the Daily Stabilization Factor is determined, we then calculate the Earnings Stabilization Multiplier as follows:
In the first Policy Year, the Earnings Stabilization Multiplier is calculated on a daily basis as the sum of all Daily Stabilization Factors since the Policy Date divided by the sum of the number of calendar days since the Policy Date. Thereafter, in each subsequent Policy Year the Earnings Stabilization Multiplier is calculated on a daily basis as the sum of the previous 365 Daily Stabilization Factors divided by 365.
As noted above, in determining the Earnings Stabilization Enhancement we consider whether or not you have elected a term insurance rider.
For Policies without a Term Insurance Rider. The following example demonstrates a hypothetical “Earnings Stabilization Enhancement” calculation for the first Policy Year for a Policy without a term insurance rider.
Sample Policy:
Insured: Male, Standard Non-tobacco, age 40
Base Policy Specified Amount: $750,000
Premium Paid: $25,000
Target Premium: $30,279.95
Ending Accumulation Value: $22,000
Cumulative Target Yield Rate: 5%
Maximum Enhancement Rate: 16%
Earnings Stabilization Multiplier: 0.80
As described above, in order to calculate the Target Enhancement Amount, the Target Surrender Value must be calculated, first. For the sample Policy shown above, at the end of year 1, the Target Surrender Value is calculated as (a) plus (b) minus (c) plus (d), where;
(a) Target Surrender Value: $0
(b) Premiums received: $25,000
(c) Any Partial Surrender: $0
(d) Daily equivalent interest on items (a) and (b) calculated using the Cumulative Target Yield Rate that is shown on the Specification Pages included with your Policy: 5%
This results in a Target Surrender Value at the end of Policy Year 1 to be $26,250.
The Target Enhancement Amount can now be calculated as the Target Surrender Value less the ending Accumulation Value. Therefore, the Target Enhancement Amount is equal to $26,250 - $22,000 = $4,250.

We calculate the Maximum Enhancement Amount which is calculated as (a) multiplied by (b), where:
(a) the Maximum Enhancement Premium which is equal to the lesser of:
(i) the sum of the Premiums paid during the Policy Year; less the sum of any Partial Surrenders during the Policy Year: $25,000 – $0 = $25,000
(ii) the Target Premium for the Policy Year multiplied by (Total Specified Amount/Base Specified Amount): $30,279.95 multiplied by ($750,000/$750,000) = $30,279.95; and
(b) the applicable Maximum Enhancement Rate: 16% = 0.16
Thus, the Maximum Enhancement Amount = $25,000 x 0.16 or $4,000
Accordingly, the Earnings Stabilization Enhancement at the end of year 1 is calculated as (a) times the lesser of (b) or (c):
(a) Earnings Stabilization Multiplier = 0.80;
(b) Target Enhancement Amount = $4,250; and
(c) Maximum Enhancement Amount = $4,000
Thus, the Earnings Stabilization Enhancement for year 1 is (0.80 x $4,000) = $3,200
The ending Surrender Value can now be calculated as the ending Accumulation Value for year 1 ($22,000) plus the applicable Earnings Stabilization Enhancement ($3,200) which equals $25,200.
For Policies with a Term Insurance Rider. The following example demonstrates a hypothetical “Earnings Stabilization Enhancement” calculation for the first Policy Year for a Policy with a term insurance rider.
Sample Policy:
Insured: Male, Standard Non-tobacco, age 40
Base Policy Specified Amount: $750,000
Term Policy Specified Amount: $250,000
Premium Paid: $25,000
Target Premium: $30,279.95
Ending Accumulation Value: $22,000
Cumulative Target Yield Rate: 5%
Maximum Enhancement Rate: 16%
Earnings Stabilization Multiplier: 0.80
As described above, in order to calculate the Target Enhancement Amount, the current Target Surrender Value must be calculated, first. For the sample Policy shown above, at the end of year 1, the Target Surrender Value is calculated as (a) plus (b) minus (c) plus (d), where;
(a) Target Surrender Value as of the rider’s Effective Date: $0
(b) All Premiums received in the first Policy Year: $25,000
(c) Any Partial Surrender in the first Policy Year: $0
(d) Daily equivalent interest on items (a) and (b) and (c) calculated using the Cumulative Target Yield Rate that is shown on the Specification Pages included with your Policy: 5%
Thus, the Target Surrender Value at the end of Policy Year 1 is $26,250.

The Target Enhancement Amount can now be calculated as the Target Surrender Value less the ending Accumulation Value. Therefore, the Target Enhancement Amount is equal to $26,250 - $22,000 = $4,250.
We calculate the Maximum Enhancement Amount which is calculated as (a) multiplied by (b) multiplied by (c), where:
(a) the Maximum Enhancement Premium which is equal to the lesser of:
(i) the sum of the Premiums paid during the Policy Year; less the sum of any Partial Surrenders during the Policy Year: $25,000 – $0 = $25,000
(ii) the Target Premium for the Policy Year multiplied by (Total Specified Amount/Base Specified Amount): $30,279.95 ($1,000,000/$750,000) = $40,373.27; and
(b) the applicable Maximum Enhancement Rate: 16% = 0.16
(c) the Term Blend Adjustment Factor multiplied by (Base Specified Amount/Total Specified Amount):
0.75 + 0.25 multiplied by (750,000/1,000,000) = 0.9375
Thus, the Maximum Enhancement Amount = $25,000 x 0.16 x 0.9375 or $3,750
Accordingly, the Earnings Stabilization Enhancement at the end of year 1 is calculated as (a) times the lesser of (b) or (c):
(a) Earnings Stabilization Multiplier = 0.80;
(b) Target Enhancement Amount = $4,250; and
(c) Maximum Enhancement Amount = $3,750
Thus, the Earnings Stabilization Enhancement for year 1 is (0.80 x $3,750) = $3,000
The ending Surrender Value can now be calculated as the ending Accumulation Value for year 1 ($22,000) plus the applicable Earnings Stabilization Enhancement ($3,000) which equals $25,000.
Additional terms to consider:
If the Insured dies while the rider is In Force, the Death Benefit Proceeds payable will be equal to the greater of:
1.	The amount determined under the Death Benefit Option in effect at the time of the Insured's death less any Debt and overdue deductions calculated as of the Insured’s date of death; or
2.	An amount equal to the Accumulation Value of the Policy plus any applicable Earnings Stabilization Enhancement available under this Rider on the date of death, multiplied by the applicable percentage shown in the Corridor Percentages Table of the Policy Specifications, less any Debt and overdue deductions as of the Insured’s date of death.
If the Policy to which the rider is attached has lapsed and is reinstated pursuant to the Reinstatement provision of the Policy, the rider will also be reinstated.
Please note that the Earnings Stabilization Enhancement calculated under the rider is subject to the Deferment of Payments provision of the Policy to which the rider is attached.
Surrender Value and Loan Spread Enhancement Rider. The Policy can be issued with a Surrender Value and Loan Spread Enhancement Rider at no additional charge. The rider must be elected at application and may not be available on all policies.

Surrender Value Enhancement. If this rider is included with your Policy and you effect an “Eligible Surrender” within the first four Policy Years (the “Surrender Value Enhancement Period”), the proceeds you will receive will be increased by a certain amount over what you would have received had you not elected this rider. An “Eligible Surrender” is a Full Surrender of the Policy. Partial Surrenders of less than the full amount of the Policy’s Surrender Value are not “Eligible Surrenders”. Please note that a Full Surrender in the course of an exchange of policies pursuant to Section 1035 of the Internal Revenue Code is also not an Eligible Surrender, unless you reside in a state where such an exception is not allowed.
The Surrender Value Enhancement only applies during the Surrender Value Enhancement Period and only while the rider is In Force. It is calculated as follows: (a) multiplied by (b) multiplied by (c) multiplied by (d) where:
(a) is the applicable Surrender Value Enhancement Rate
(b) is the Term Blend Adjustment Factor; and
(c) is the cumulative Surrender Value Enhancement Premium; and
(d) is the Surrender Value Enhancement Multiplier (100%, 75% or 50% depending on the Surrender Value and Loan Spread Enhancement option chosen, see below)

These terms are explained below.
Surrender Value Enhancement Rate. This rate is taken from a table of rates shown in your Policy and is based on our expectations of future investment earnings, persistency and expenses, including taxes. The rate for Policy Year 1 will be as shown in the table of rates in your Policy. The rates in Policy Year 2 through Policy Year 4 will be determined annually and are guaranteed to fall within a range of rates from 10% to 0.25%. At the beginning of Policy Year 5 and thereafter, the rate will be zero.
Term Blend Adjustment Factor. If you do not have a term insurance rider in effect under your Policy, the Term Blend Adjustment Factor is equal to 1.0. If a term insurance rider is in effect under your Policy, this factor is calculated as (a) divided by (b) multiplied by (c) plus (d) where:
(a) is your Policy Specified Amount on the date of the Eligible Surrender;
(b) is the total of your Policy Specified Amount and any additional Specified Amount provided under a term insurance rider in effect as of the date of Eligible Surrender;
(c) is .70;
(d) is .30.

Surrender Value Enhancement Premium. The Surrender Value Enhancement Premium is an amount equal to the lesser of (1) and (2) where:
(1) is the sum of the policy Premiums paid during the Policy Year; less the sum of any Partial Surrenders paid during the Policy Year; or
(2) is the policy Target Premium for the applicable Policy Year multiplied by the ratio of the Target Specified Amount to the base Policy’s Specified Amount. The Target Premium, Target Specified Amount and base Policy’s Specified Amount are all shown in the Policy. As provided in the Policy, the Target Premium is subject to change based on future changes you make to the Policy (i.e. withdrawals, changes in Specified Amount).

Cumulative Surrender Value Enhancement Premium. This is an amount equal to the total of Surrender Value Enhancement Premiums you have paid to date as of the date of the Eligible Surrender.
Surrender Value Enhancement Multiplier. This number is found in your Policy and is based on the Surrender Value and Loan Spread Enhancement Option you have selected. The multiplier and Loan Spread Enhancement Option are described below.
The following example demonstrates a hypothetical Surrender Value Enhancement calculation at the end of Policy Year two.
Sample Policy:
Insured: Male Standard Non-tobacco, age 40
100% Base (No Term)

Specified Amount : $2,476,965
Target Specified Amount: $2,476,965
Premium Payment: $100,000 Single Pay
Target Premium: $100,003.18
Surrender Value Enhanced Rate: 4%
Surrender Value Enhancement Multiplier: 100%
Surrender Value: $103,391.04
At the end of Policy Year two based on the above sample policy the calculation would be as follows:
(a) Surrender Value Enhancement Rate: 4%
(b) Term Blend Adjustment Factor: 1
(c) Cumulative Surrender Value Enhancement Premium: $100,000.00
(d) Surrender Value Enhancement Multiplier: 100%

Thus, (a) multiplied by (b) multiplied by (c) multiplied by (d) = an enhancement of $4,000.00. This results in a Surrender Value of $107,391.04 after the Surrender Value Enhancement is applied.
Loan Spread Enhancement. This rider offers you the option to receive the full amount of the Surrender Value Enhancement (Surrender Value and Loan Enhancement Option 1) or one of two lesser enhancements (Option 2 or 3) in exchange for a lower net cost of borrowing in later Policy Years.
The difference between the interest rate we charge you for Policy Loans and the interest we credit to your Policy’s Loan Collateral Account represents your net cost of borrowing and is called the “Loan Spread.” The amount of your Loan Spread under this rider is determined by the amount of Surrender Value Enhancement you agree to receive on an Eligible Surrender. At the time of application, you will select a Surrender Value and Loan Spread Enhancement Option which thereafter cannot be changed. Your choice of option will determine:
(a) the percentage of the Surrender Value Enhancement amount (the “Surrender Value Enhancement Multiplier” or “Multiplier”) you would receive in the event of an Eligible Surrender; and
(b) the Loan Spreads that would be available with respect to any outstanding Policy Loans.
Accordingly, if you have outstanding Policy Loans, while the rider is In Force, the Loan Spread is guaranteed not to exceed the Loan Spread Enhancement Rates shown in your Policy for the option you have chosen.
For example, the currently available Surrender Value and Loan Spread Enhancement Options, Surrender Value Enhancement Multipliers and resulting Loan Spreads are shown in the table below. Referring to the table below, if you chose Option 1, you would receive 100% of the Surrender Value Enhancement calculated as described above. In doing so, your Loan Spread rate for all years would be XX%. If you chose Option 2, in exchange for agreeing to receive 75% of the Surrender Value Enhancement, your Policy Loans would experience a Loan Spread rate of XX% during the first 10 Policy Years and XX% thereafter. Finally, if you chose Option 3, your Loan Spread rate will be XX% during the 1st 10 Policy Years and XX% thereafter.
Surrender Value and Loan Spread Enhancement Option – Surrender Value Enhancement Multiplier	Policy Years 0-10	Policy Years 11+
Option 1 – 100%	XX%	XX%
Option 2 – 75%	XX%	XX%
Option 3 – 50%	XX%	XX%

Thus, based on the hypothetical sample above, the following table indicates the Surrender Value Enhancement amount and the Loan Spread for each option.
Surrender Value and Loan Spread Enhancement Option – Surrender Value Enhancement Multiplier	Surrender Value Enhancement amount	Policy Years 0-10	Policy Years 11+
Option 1 – 100%	$4,000	XX%	XX%
Option 2 – 75%	$3,000	XX%	XX%
Option 3 – 50%	$2,000	XX%	XX%
It is important to note that, during the Surrender Value Enhancement Period, the amount available under your Policy for Partial Surrenders and loans will not be increased due to this rider.
Also note, the increase in Policy Surrender Value due to the Surrender Value Enhancement may result in an increase in the Death Benefit if required under Section 7702 of the Internal Revenue Code.
Term Insurance Rider.  The Policy can be issued with a term insurance rider as a portion of the total death benefit. The rider provides term life insurance on the life of the Insured, which is annually renewable to Attained Age 121. This rider will continue in effect unless canceled by the Owner. The amount of coverage provided under the rider’s benefit amount varies from month to month.
The benefit amount is the target face amount minus the basic Policy Specified Amount. Refer to your Policy Specifications for the benefit amount.
The cost of the rider is added to the Monthly Deductions, and is based on the Insured’s premium class, issue age and the number of Policy Years elapsed. We may adjust the monthly rider rate from time to time, but the rate will never exceed the guaranteed cost of insurance rates for the rider for that Policy Year.
The rider’s death benefit is included in the total death benefit paid under the Policy.
Continuation of Coverage
Coverage of this Policy will continue to the maturity date if your Surrender Value is sufficient to cover each Monthly Deduction. The maturity date for this Policy is the Policy Anniversary nearest the Insured’s 121st birthday. As of the maturity date, the death benefit will be equal to the Surrender Value.
Paid-Up Nonforfeiture Option
You may elect, any time prior to the maturity date, to continue this Policy as paid-up life insurance. The effective date of the paid-up insurance will be the Monthly Deduction day following the receipt of your written request at our Administrative Office. As of the effective date:
•	the Specified Amount will be the amount which the Surrender Value will purchase as a net single Premium at the Insured’s then Attained Age, using the guaranteed interest and mortality basis of the original Policy (this may not exceed the death benefit),
•	no further Premium Payments, Monthly Deductions, interest credits or changes in coverage may be made,
•	we will transfer the Separate Account Value to the Fixed Account Value, and
•	all extra benefit riders will terminate.
Coverage Beyond Maturity
At any time prior to the maturity date of this Policy, you may, by written request, elect to continue coverage beyond the maturity date. Any extra benefit riders will be terminated on the maturity date.

If elected, the following will apply:
•	set the death benefit equal to the Accumulation Value regardless of the Death Benefit Option in effect prior to the Maturity Date. No changes will be allowed with respect to Death Benefit Option or Specified Amount;
•	transfer any value in a Separate Account to the Fixed Account;
•	no longer accept premium payments;
•	continue to credit interest to the Fixed Account as described in the “Interest Credited Under Fixed Account” provision;
•	no longer charge Monthly Deductions under this Policy;
•	no longer allow partial surrenders;
•	continue to charge interest on existing loans (loan interest rates will apply as shown in the Policy Specifications) and loan repayments can continue to be made. Note: You may repay all or part of a loan at any time while this Policy is In Force;
•	allow loans to be taken; and
•	continue this Policy In Force until it is surrendered or the Death Benefit Proceeds become payable.
This provision is not available if you select the Paid-Up Non-Forfeiture Option. Also, the Paid-Up Non-Forfeiture Option will not be available when the coverage beyond maturity provision takes effect.
At this time, uncertainties exist about the tax treatment of the Policy if it should continue beyond the maturity date. Therefore, you should consult your tax advisor before the Policy becomes eligible for coverage beyond maturity.
Termination of Coverage
All policy coverage terminates on the earliest of:
1)	Full Surrender of the Policy;
2)	death of the Insured; or
3)	failure to pay the amount of Premium necessary to avoid termination before the end of any applicable Grace Period.
Loan interest will continue to accrue on any outstanding loans. Provisions may vary in certain states.
State Regulation
The state in which your Policy is issued will govern whether or not certain features, riders, charges and fees will be allowed in your Policy. You should refer to your Policy for these state specific features.
PREMIUMS
You may select and vary the frequency and the amount of Premium Payments and the allocation of Net Premium Payments. After the initial Premium Payment is made there is no minimum Premium required except to keep the Policy in force. Premium Payments may be required from time to time in order to insure that the Net Accumulation Value of the Policy is sufficient to pay the Monthly Deductions. Otherwise, the Policy will lapse. (See the “Lapse and Reinstatement” section of this prospectus.) Premiums may be paid anytime before the Insured reaches age 121, subject to our right to limit the amount or frequency of additional Premium Payments. (See the “Planned Premiums; Additional Premiums” section of this prospectus.)
The initial Premium must be paid for policy coverage to be effective. This payment must be equal to or exceed the amount necessary to provide for two Monthly Deductions.

Allocation of Net Premium Payments
Your Net Premium Payment is the portion of a Premium Payment remaining, after deduction of the Premium Load. The Net Premium Payment is available for allocation to the Sub-Accounts or the Fixed Account.
You first designate the allocation of Net Premium Payments among the Sub-Accounts and Fixed Account on the application. Net Premium Payments will be allocated on the same basis as the initial Net Premium Payment unless we are instructed otherwise, in writing or electronically. You may change the allocation of Net Premium Payments among the Sub-Accounts and Fixed Account at any time. The percentages of Net Premium Payments allocated to the Sub-Accounts and Fixed Account must total 100%. We credit Net Premium Payments to your Policy as of the end of the Valuation Period in which it is received in Good Order at our Administrative Office. The end of the Valuation Period is before the close of regular trading on the NYSE (generally 4pm Eastern time on a business day). There may be circumstances under which the NYSE may close before 4pm. In such circumstances transactions requested after such early closing will be processed using the accumulation unit value computed the following trading day.
The Valuation Period is the time between Valuation Days. A Valuation Day is every day on which the New York Stock Exchange is open and trading is unrestricted. Your policy values are calculated on every Valuation Day.
Planned Premiums; Additional Premiums
Planned Premiums are the amount of periodic Premium (as shown in the Policy Specifications) you choose to pay the Company on a scheduled basis. This is the amount for which we send a Premium reminder notice. Premium Payments may be billed annually, semi-annually, quarterly, or monthly.
In addition to any Planned Premium, you may make additional Premium Payments. These additional payments must be sent directly to our Administrative Office, and will be credited when received by us.
You may increase Planned Premiums, or pay additional Premiums, subject to certain limitations. We reserve the right to limit the amount or frequency of additional Premium Payments. You may decrease Planned Premiums. However, doing so will impact your policy values and may impact how long your Policy remains in force.
We may require evidence of insurability if any payment of additional Premium (including Planned Premium) would increase the difference between the death benefit and the Accumulation Value. If we are unwilling to accept the risk, your increase in Premium will be refunded without interest.
We may decline any additional Premium (including Planned Premium) or a portion of a Premium that would cause total Premium Payments to exceed the limit for life insurance under federal tax laws. Our test for whether or not your Policy exceeds the limit is referred to as the Guideline Premium Test or, if you so elected at the time you applied for the Policy, the Cash Value Accumulation Test. The excess amount of Premium will be returned to you. We may accept alternate instructions from you to prevent your Policy from becoming a MEC. Refer to the section headed “Tax Issues” for more information.
Life Insurance Qualification
A policy must satisfy either of two testing methods to qualify as a life insurance contract for tax purposes under Section 7702 of the Internal Revenue Code (“Code”). At the time of purchase, you may choose either the Guideline Premium Test or the Cash Value Accumulation Test.
The Guideline Premium Test limits the amount of Premiums that may be paid into the Policy in relation to the death benefit and requires a minimum amount of death benefit in relation to policy value. The death benefit that results from the Guideline Premium Test is usually less than the amount of death benefit that results from the Cash Value Accumulation Test.

The Cash Value Accumulation Test does not limit the amount of Premiums that may be paid into the Policy, as long as there is enough death benefit in relation to policy value at all times. The minimum death benefit that is required in relation to policy value depends on the Insured’s age, gender, and risk classification.
Both tests require increases in death benefit as policy value increases. Increases in the minimum death benefit required under the Cash Value Accumulation Test are usually greater than those required under the Guideline Premium Test. Increases in the death benefit required by either test will increase the cost of insurance under the Policy, which can reduce policy value. Refer to your Policy Specifications page for the limits applicable to your Policy.
Discuss this choice with your financial representative and tax advisor before purchasing the Policy. Once your Policy is issued, the qualification method cannot be changed.
Policy Values
Policy value in your variable life insurance policy is also called the “Accumulation Value”.
The Accumulation Value equals the sum of the Fixed Account Value, the Separate Account Value, and the Loan Collateral Account Value. At any point in time, the Accumulation Value reflects:
1)	Net Premium Payments made;
2)	the amount of any Partial Surrenders;
3)	any increases or decreases as a result of market performance of the Sub-Accounts;
4)	interest credited to the Fixed Account or the Loan Collateral Account Value; and
5)	all charges and fees deducted.
The Separate Account Value, if any, is the portion of the Accumulation Value attributable to the Separate Account. This value is equal to the sum of the current values of all the Sub-Accounts in which you have invested. The current value of each Sub-Account is determined by multiplying the number of Variable Accumulation Units credited or debited to that Sub-Account with respect to this Policy by the Variable Accumulation Unit Value of that Sub-Account for such Valuation Period.
The “Variable Accumulation Unit” is a unit of measure used in the calculation of the value of each Sub-Account. It may increase or decrease from one Valuation Period to the next. The Variable Accumulation Unit Value for a Sub-Account for a Valuation Period is determined as follows:
1)	the total value of Underlying Fund shares held in the Sub-Account is calculated by multiplying the number of Underlying Fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the fund at the end of the Valuation Period, and adding any dividend or other distribution of the Underlying Fund made during the Valuation Period; minus
2)	the liabilities of the Sub-Account at the end of the Valuation Period. Such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that we determine result from the operations of the Separate Account; and
3)	the result of (1) minus (2) is divided by the number of Variable Accumulation Units for that Sub-Account outstanding at the beginning of the Valuation Period.
In certain circumstances, and when permitted by law, we may use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.
The daily charge imposed on a Sub-Account for any Valuation Period is equal to the daily Mortality and Expense Risk Charge multiplied by the number of calendar days in the Valuation Period.

The Fixed Account Value, if any, reflects amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or Partial Surrenders. Fixed Account principal is not subject to market fluctuation and interest is credited at an annual rate not to be less than XX%.
The Loan Collateral Account Value, if any, is the amount equal to any outstanding loan(s), including capitalized loan interest, less any repayment of loan interest and principal. This amount is held in the Company’s General Account. Amounts transferred to the Loan Collateral Account Value do not participate in the performance of the Sub-Accounts or the Fixed Account. The interest credited will never be less than the Guaranteed Minimum Fixed Account Interest Rate shown in the Policy Specifications. Interest in excess of the guaranteed rate may be applied as determined by us.
We will notify you of any change in the interest rates before the new rate becomes effective.
We will credit interest to the Loan Collateral Account daily.
The “Net Accumulation Value”is the Accumulation Value less the Loan Collateral Account Value. It represents the net value of your Policy and is the basis for calculating the Surrender Value.
Annual Statement
We will tell you at least annually the Accumulation Value, the number of accumulation units credited to your Policy, current accumulation unit values, Sub-Account values, the Fixed Account Value and the Loan Collateral Account Value, and the loan balance. We strongly suggest that you review your statements to determine whether additional Premium Payments may be necessary to avoid lapse of your Policy.
DEATH BENEFITS
The Death Benefit Proceeds is the amount payable to the Beneficiary upon the death of the Insured, based upon the death benefit option in effect. Loans, loan interest, and overdue charges, if any, are deducted from the Death Benefit Proceeds prior to payment.
Death Benefit Options
Three different death benefit options are available. Regardless of which death benefit option you choose, the Death Benefit Proceeds payable will be the greater of:
1) the amount determined by the death benefit option in effect on the date of the death of the Insured, less any Debt, or
2) a percentage of the Accumulation Value equal to that required by the Internal Revenue Code to maintain the Policy as a life insurance policy. This is also called the minimum required death benefit, and will vary depending on the life insurance qualification method you have chosen for your Policy.
Death Benefit Proceeds under either calculation will be reduced by any loan balance plus any accrued interest, and any overdue deductions.
The following table provides more information about the death benefit options.
Option	Death Benefit Proceeds Equal to the	Variability
1	Specified Amount, which includes the Accumulation Value as of the date of the Insured’s death.	Generally provides a level death benefit

Option	Death Benefit Proceeds Equal to the	Variability
2	Sum of the Specified Amount plus theAccumulation Value as of the date of the Insured’s death.	May increase or decrease over time, depending on the amount of Premium paid and the investment performance of the underlying Sub-Accounts or the Fixed Account.
3	Specified Amount plus the accumulated Premiums (all Premiums paid from the Date of Issue accumulated at the Premium accumulation rate chosen by you before policy issue and shown in the Policy Specifications pages), less withdrawals as of the date of the Insured’s death.	Will generally increase, depending on the amount of Premium paid.
If your Policy includes a term insurance rider, the target face amount replaces the Specified Amount in each of the death benefit options.
If for any reason the Owner does not elect a particular death benefit option, Option 1 will apply until changed by the Owner.
Changes to the Initial Specified Amount and Death Benefit Options
Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the Specified Amount. The minimum Specified Amount is currently $100,000. Policies issued with a Term insurance Rider may be issued with a Minimum Specified Amount of no less than $1,000.
The death benefit option may be changed by the Owner, subject to our consent, as long as the Policy is in force.
You must submit all requests for changes among death benefit options and changes in the Specified Amount in writing to our Administrative Office. If you request a change, a supplemental application and evidence of insurability must also be submitted to us.
Option change	Impact
1 to 2	The new Specified Amount will equal the Specified Amount prior to the change minus the Accumulation Value at the time of the change.
2 to 1	The new Specified Amount will equal the Specified Amount prior to the change plus the Accumulation Value at the time of the change.
1 to 3	Changes from Option 1 to Option 3 are not allowed.
3 to 1	The new Specified Amount will equal the Specified Amount prior to the change plus the accumulated Premiums, less withdrawals (all Premiums paid from the Date of Issue accumulated at the Premium accumulation rate chosen by you before policy issue and shown in the Policy Specifications pages), at the time of the change.
2 to 3	Changes from Option 2 to Option 3 are not allowed.
3 to 2	Changes from Option 3 to Option 2 are not allowed.
Any Reductions in Specified Amount will be made against the Initial Specified Amount and any later increase in the Specified Amount on a last in, first out basis. Changes in Specified Amount do not affect the Premium Load as a percentage of Premium.
We may decline any request for change of the death benefit option or Reduction in Specified Amount if, after the change, the Specified Amount would be less than the minimum Specified Amount or would reduce the Specified Amount below the level required to maintain the Policy as life insurance for purposes of federal income tax law.

Any change is effective on the first Monthly Deduction day on, or after, the date of approval of the request by Lincoln Life. If the Monthly Deduction amount would increase as a result of the change, the change will be effective on the first Monthly Deduction day on which the Accumulation Value is equal to, or greater than, the Monthly Deduction amount.
Death Benefit Proceeds
Proof of death should be furnished to us at our Administrative Office as soon as possible after the death of the Insured. This notification must include a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.
After receipt at our Administrative Office of proof of death of the Insured, the Death Benefit Proceeds will ordinarily be paid within seven days. The proceeds will be paid in a lump sum or in accordance with any settlement option selected by the Owner or the Beneficiary. Payment of the Death Benefit Proceeds may be delayed if your Policy is contested or if Separate Account Values cannot be determined.
Every state has unclaimed property laws which generally declare property, including monies owed (such as death benefits) to be abandoned if unclaimed or uncashed after a period of three to five years from the date the property is intended to be delivered or date the death benefit is due and payable. For example, if the payment of a death benefit has been triggered and, if after a thorough search, we are still unable to locate the Beneficiary of the death benefit, or the Beneficiary does not come forward to claim the death benefit in a timely manner, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or the Owner last resided, as shown on our books and records, or to our state of domicile. This “escheatment” is revocable, however, and the state is obligated to pay the death benefit (without interest) if your Beneficiary steps forward to claim it with the proper documentation. To prevent such escheatment, it is important that you contact us and update your Beneficiary designations, including addresses, if and as they change.
POLICY SURRENDERS
You may surrender your Policy at any time by sending us your Policy along with a written request for surrender. If you surrender your Policy, all coverage will automatically terminate and may not be reinstated. Consult your tax advisor to understand tax consequences of any surrender you are considering.
The Surrender Value of your Policy is the amount you can receive by surrendering the Policy. This equals the Accumulation Value minus the loan balance including any accrued interest, plus any amount that may be provided by a rider. All or part of the Surrender Value may be applied to one or more of the settlement options.
If we receive a surrender or Partial Surrender request in Good Order at our Administrative Office before the close of the NYSE (normally 4 p.m., Eastern time on a business day), we will process the request using the accumulation unit value computed on that Valuation Date.  If we receive a surrender or Partial Surrender request in our Administrative Office after market close, we will process the request using the accumulation unit value computed on the next Valuation Date.  There may be circumstances under which the NYSE may close early (prior to 4 p.m., Eastern time). In such circumstances, surrenders or Partial Surrenders requested after such early market close will be processed using the accumulation unit value computed on the next Valuation Date.
Any surrender results in a withdrawal of values from the Sub-Accounts and Fixed Account that have values allocated to them. Any surrender from a Sub-Account will result in the cancellation of Variable Accumulation Units. The cancellation of such units will be based on the Variable Accumulation Unit Value determined at the close of the Valuation Period during which the surrender is effective. Surrender proceeds will generally be paid within seven days of our receipt of your request.

Partial Surrender
You may make a Partial Surrender, withdrawing a portion of your policy values, anytime after the first Policy Year, while the Policy is in force. You must request a Partial Surrender in writing. The total of all Partial Surrenders may not exceed 90% of the Surrender Value of your Policy. We may limit Partial Surrenders to the extent necessary to meet the federal tax law requirements. Each Partial Surrender must be at least $500. Partial Surrenders are subject to other limitations as described below.
Partial Surrenders may reduce the Accumulation Value, the death benefit, and the Specified Amount. The amount of the Partial Surrender will be withdrawn from the Sub-Accounts and Fixed Account in proportion to their values. The effect of Partial Surrenders on the Death Benefit Proceeds depends on the death benefit option in effect at the time of the Partial Surrender.
Death Benefit Option in Effect	Impact of Partial Surrender
1	Will reduce the Accumulation Value, death benefit and the Specified Amount.
2	Will reduce the Accumulation Value and the death benefit, but not the Specified Amount.
3	Will reduce the Accumulation Value, accumulated Premiums (all Premiums paid from the Date of Issue accumulated at the Premium accumulation rate, less any prior withdrawals), death benefit and may reduce the Specified Amount.
Partial Surrender proceeds will generally be paid within seven days of our receipt of your request.
POLICY LOANS
You may borrow against the Surrender Value of your Policy. We reserve the right to limit the amount of your loan so that total Policy Debt will not exceed 90% of the current Accumulation Value. A loan agreement must be executed and your Policy assigned to us free of any other assignments. Outstanding Policy Loans and accrued interest reduce the Policy’s death benefit and Accumulation Value.
An amount equal to the amount of any loans you take will be withdrawn from the Sub-Accounts and Fixed Account in proportion to their values and transferred to the Loan Collateral Account. The amount allocated to the Loan Collateral Account will always equal the total amount of all loans taken and any interest accrued but not paid on them (the “loan balance”.) Amounts transferred to the Loan Collateral Account do not participate in the performance of the Sub-Accounts or Fixed Account other than as noted below . Unless paid in advance, loan interest will be treated as an additional Policy Loan and added to the loan balance. Amounts equal to due and unpaid interest are also proportionally transferred to the Loan Collateral Account. Loans, therefore, can affect the Policy's death benefit and Accumulation Value whether or not they are repaid. Policy Values in the Loan Collateral Account are part of the Company's General Account.
Your outstanding loan balance may be repaid at any time during the lifetime of the Insured employee. The loan balance will be reduced by the amount of any loan repayment. An amount equal to any repayment will be transferred from the Loan Collateral Account and allocated to the Sub-Accounts and Fixed Account in the same proportion in which Net Premium Payments are then being allocated.
If at any time the total Debt against your Policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value, the Policy will terminate subject to the conditions in the Grace Period provision. If your Policy lapses while a loan is outstanding, there may be adverse tax consequences.
The annual loan interest rate we charge during any Policy Year will be:
•	the monthly average (Moody’s Investors Service, Inc. Composite Yield on Corporate Bonds) for the calendar month which ends two months before the month in which the Policy Anniversary occurs, or, if greater,
•	XX%

This rate may increase only when it would be at least 0.5% higher than the prior Policy Year’s rate and decrease only when it would be at least 0.5% lower than the prior Policy Year’s rate. We will not change the loan interest rate we charge if the new rate would be less than 0.5% higher or lower than the rate we charged for the prior Policy Year.
When you take a loan, we will tell you the current Policy Loan Interest rate. We will tell you in advance of any interest rate change. You must pay interest on the anniversary of the loan, or earlier upon surrender, payment of proceeds, or maturity of a policy. Any unpaid interest is added to the loan and will be taken proportionally from the amount in each funding option.
Amounts in the Loan Collateral Account shall earn interest at a lower rate than the Policy Loan Interest rate. The difference between the rates will never exceed 0.50%.
Please note that there may be adverse tax consequences in the event that your Policy lapses with an outstanding loan balance.
LAPSE AND REINSTATEMENT
If at any time the Accumulation Value less the Loan Collateral Account Value is insufficient to pay the Monthly Deduction, all coverage will terminate. This is referred to as Policy Lapse. The Accumulation Value less the Loan Collateral Account Value may be insufficient:
1)	because it has been exhausted by earlier deductions;
2)	as a result of poor investment performance;
3)	due to Partial Surrenders;
4)	due to Debt for Policy Loans; or
5)	because of a combination of any of these factors.
If we have not received your Premium Payment (or payment of Debt on Policy Loans) necessary so that the Accumulation Value less the Loan Collateral Account Value of your Policy is sufficient to pay the Monthly Deduction amount on a Monthly Deduction day, we will send a written notice to you, or any assignee of record. The notice will state the amount of the Premium Payment (or payment of Debt on Policy Loans) that must be paid to avoid termination of your Policy.
If the amount in the notice is not paid to us within the Grace Period, then the Policy will terminate. The Grace Period is the later of (a) 31 days after the notice was mailed, and (b) 61 days after the Monthly Deduction day on which the Monthly Deduction could not be paid. If the Insured dies during the Grace Period, we will deduct any charges due to us from any death benefit that may be payable under the terms of the Policy.
Reinstatement of a Lapsed Policy
If your Policy has lapsed and the Insured has not died since lapse, you may reinstate your Policy within five years of the Policy Lapse date, provided:
1)	the Policy has not been surrendered;
2)	the Insured’s death has not occurred since the date of Lapse;
3)	there is an application for reinstatement in writing;
4)	satisfactory evidence of insurability is furnished to us and we agree to accept the risk for the Insured;
5)	you pay Net Premium equal to Monthly Deductions due and unpaid during the grace period;
6)	you pay enough Net Premium to keep this Policy and any reinstated Riders In Force for at least 3 Policy Months after the date of reinstatement; and

7)	you pay or reinstate any Debt as of the date of Lapse.
The reinstated Policy will be effective as of the Monthly Anniversary Date or next following the date on which we approve your application for reinstatement. If a Policy Loan is being reinstated, the Policy's Accumulation Value at reinstatement will be the amount reinstated in the Loan Collateral Account plus the Net Premium Payment made less all Monthly Deductions due.
TAX ISSUES
The federal income tax treatment of your Policy is complex and sometimes uncertain. The federal income tax rules may vary with your particular circumstances. This discussion does not include all the federal income tax rules that may affect you and your Policy and is not intended as tax advice. This discussion also does not address other federal tax consequences, such as estate, gift and generation-skipping transfer taxes, or any state and local income, estate and inheritance tax consequences, associated with the Policy. You should always consult a tax advisor about the application of tax rules to your individual situation.
Taxation of Life Insurance Contracts in General
Tax Status of the Policy.  Section 7702 of the Internal Revenue Code of 1986 as amended (“Code”) establishes a statutory definition of life insurance for federal tax purposes. We believe that the Policy will meet the statutory definition of life insurance under one of two tests recognized by the Code. The Guideline Premium Test, which limits Premiums paid depending upon the Insured's age, gender, and risk classification, provides for a maximum amount of Premium paid in relation to the death benefit and a minimum amount of death benefit in relation to policy value. The Cash Value Accumulation Test, which does not limit Premiums paid, requires the Policy to provide a minimum death benefit in relation to the policy value, depending on the Insured's age, gender, and risk classification. Once your Policy is issued, the qualification test elected at Policy issue cannot be changed. As a result, the death benefit payable will generally be excludable from the Beneficiary’s gross income, and interest and other income credited will not be taxable unless certain withdrawals are made (or are deemed to be made) from the Policy prior to the death of the Insured, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are “adequately diversified” in accordance with U.S. Treasury Department (“Treasury”) regulations, and (2) we, rather than you, are considered the Owner of the assets of the Separate Account for federal income tax purposes.
Investments in the Separate Account Must be Diversified.  For your Policy to be treated as a life insurance contract for federal income tax purposes, the investments of the Separate Account must be “adequately diversified.” Treasury regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the policy value over the Premium Payments. Although we do not control the investments of the Sub-Accounts, we expect that the Sub-Accounts will comply with the Treasury regulations so that the Separate Account will be considered “adequately diversified.”
Restriction on Investment Options.  Federal income tax law limits your right to choose particular investments for the Policy. Because the IRS has issued little guidance specifying those limits, the limits are uncertain and your right to allocate policy values among the Sub-Accounts may exceed those limits. If so, you would be treated as the Owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing Policies. We reserve the right to modify the Policy without your consent to try to prevent the tax law from considering you as the Owner of the assets of the Separate Account.
No Guarantees Regarding Tax Treatment.  We make no guarantee regarding the tax treatment of any life insurance policy or of any transaction involving a life insurance policy. However, the remainder of this discussion assumes that your Policy will be treated as a life insurance contract for federal income tax purposes and that the tax law will not impose tax on any increase in your policy value until there is a distribution from your Policy.

Tax Treatment of Life Insurance Death Benefit Proceeds.  In general, the amount of the death benefit payable from a life insurance policy because of the death of the Insured is excludable from gross income. Certain transfers of the Policy for valuable consideration, however, may result in a portion of the death benefit being taxable. If the death benefit is not received in a lump sum and is, instead, applied to one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit, which will be excludable from the Beneficiary’s income, and amounts attributable to interest (accruing after the Insured’s death) which will be includible in the Beneficiary’s income.
Tax Deferral During Accumulation Period.  Under existing provisions of the Code, except as described below, any increase in your policy value is generally not taxable to you unless amounts are received (or are deemed to be received) from the Policy prior to the Insured’s death. If there is a total withdrawal from the Policy, the Surrender Value will be includible in your income to the extent the amount received exceeds the “investment in the contract.” (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the Owner.) The “investment in the contract” generally is the aggregate amount of Premium Payments and other consideration paid for the Policy, less the aggregate amount received previously to the extent such amounts received were excludable from gross income. Whether Partial Surrenders (or other amounts deemed to be distributed) from the Policy constitute income to you depends, in part, upon whether the Policy is considered a MEC for federal income tax purposes.
Policies That Are MECs
Characterization of a Policy as a Modified Endowment Contract (“MEC”).  A MEC is a life insurance policy that meets the requirements of Section 7702 and fails the “7-Pay Test” of 7702A of the Code. Your Policy will be classified as a MEC if Premiums are paid more rapidly than allowed by the “7-Pay Test,” a test that compares actual paid Premium in the first seven years against a pre-determined Premium amount as defined in 7702A of the Code. Your Policy may also be classified as a MEC if it is received in exchange for another policy that is a MEC. In addition, even if your Policy initially is not a MEC, it may in certain circumstances become a MEC. The circumstances under which your Policy may become a MEC include a material change to your Policy (within the meaning of tax law), a Policy Lapse and reinstatement more than 90 days following the lapse, or a withdrawal or a reduction in the death benefit during the first seven Policy Years.
Tax Treatment of Withdrawals, Loans, Assignments and Pledges under MECs.  If your Policy is a MEC, withdrawals from your Policy will be treated first as withdrawals of income and then as a recovery of Premium Payments. Thus, withdrawals will be includible in income to the extent the policy value exceeds the investment in your Policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) of any portion of your policy value, and any monthly charge for additional benefits that are not qualified additional benefits, as a withdrawal of such amount or portion. The investment in your Policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.
Additional Taxes Payable on Withdrawals.  A 10% additional tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% additional tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age 59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy). None of the additional tax exceptions apply to a taxpayer who is not an individual.
Special Rules if You Own More than One MEC.  In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% additional tax described above.

Policies That Are Not MECs
Tax Treatment of Withdrawals.  If your Policy is not a MEC, the amount of any withdrawal from the Policy will generally be treated first as a non-taxable recovery of Premium Payments and then as income from the Policy. Thus, a withdrawal from your Policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the Policy immediately before the withdrawal.
Certain Distributions Required by the Tax Law in the First 15 Policy Years.  Section 7702 places limitations on the amount of Premium Payments that may be made and the policy values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the Policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.
Tax Treatment of Loans.  If your Policy is not a MEC, a loan you receive under the Policy is generally treated as your Debt. As a result, no part of any loan constitutes income to you so long as the Policy remains in force. Nevertheless, in those situations where the interest rate credited to the Loan Collateral Account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If your Policy lapses (or if all policy value is withdrawn or exchanged to a new policy in a tax-free policy exchange) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income.
Other Considerations
Insured Lives Past Age 121.  If the Insured survives beyond the end of the mortality table, which is used to measure charges for the Policy and which ends at age 121, and an option 1 death benefit is in effect, in some circumstances the policy value may equal or exceed the Specified Amount level death benefit. Thus, the policy value may equal the Death Benefit Proceeds. In such a case, we believe your Policy will continue to qualify as life insurance for federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the Accumulation Value in the year the Insured attains age 121.
Compliance with the Tax Law.  We believe that the maximum amount of Premium Payments we have determined for the Policies will comply with the federal tax definition of life insurance. We will monitor the amount of Premium Payments, and, if the Premium Payments during a Policy Year exceed those permitted by the tax law, we will refund the excess Premiums within 60 days of the end of the Policy Year and will pay interest and other earnings (which will be includible in income subject to tax) as required by law on the amount refunded. We may accept alternate instructions from you to prevent your Policy from becoming a MEC. We also reserve the right to increase the death benefit (which may result in larger charges under a policy) or to take any other action deemed necessary to maintain compliance of the Policy with the federal tax definition of life insurance.
Disallowance of Interest Deductions.  Interest on Policy Loan Debt is not deductible.
If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the Beneficiary of a policy issued after June 8, 1997, a portion of the interest on Debt unrelated to the Policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of one individual who is either (i) a 20% Owner of the entity, or (ii) an officer, director, or employee of the trade or business, at the time first covered by the Policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% Owner of the entity and the Owner’s spouse at the time first covered by the Policy.
Employer-Owned Contracts. In the case of an “employer-owned life insurance contract” as defined in the tax law that is issued (or deemed to be issued) after August 17, 2006, the portion of the death benefit excludable from gross income generally will be limited to the premiums paid for the contract. However, this limitation on the death benefit exclusion will not apply if certain notice and consent requirements are satisfied and one of several exceptions is satisfied. These exceptions include circumstances in which the death benefit is payable to certain heirs of the Insured to acquire an ownership interest in a business, or where the contract covers the life of a director or an Insured who is “highly compensated” within the meaning of the tax law. These rules, including the definition of an employer-owned life insurance contract, are complex, and you should consult with your advisors for guidance as to their application.
Federal Income Tax Withholding.  We will withhold and remit to the IRS a part of the taxable portion of each distribution made under your Policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.
Unearned Income Medicare Contribution. Congress enacted the “Unearned Income Medicare Contribution” as a part of the Health Care and Education Reconciliation Act of 2010. This new tax, which affects individuals whose modified adjusted gross income exceeds certain thresholds, is a 3.8% tax on the lesser of (i) the individual’s “unearned income,” or (ii) the dollar amount by which the individual’s modified adjusted gross income exceeds the applicable threshold. Unearned income includes the taxable portion of any annuitized distributions that you take from your Policy, but does not apply to any lump sum distribution, Full Surrender, or other non-annuitized distribution. The tax is effective for tax years beginning after December 31, 2012. Please consult your tax advisor to determine whether any distributions you take from your Policy are subject to this tax.
Changes in the Policy or Changes in the Law.  Changing the Owner, exchanging your Policy, and other changes under your Policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.
Reportable Policy Sales. Section 6050Y, added to the Code on December 22, 2017, imposes information reporting requirements on the acquirer and issuer in the case of the acquisition, or notice of the acquisition, of an existing life insurance contract in a reportable policy sale. In addition, there is a new reporting requirement on each person who makes a payment of reportable death benefits. A reportable policy sale means the acquisition of an interest in a life insurance contract, directly or indirectly, where the acquirer has no substantial family, business, or financial relationship with the insured apart from the acquirer’s interest in such life insurance contract. A reportable death benefit means the amount paid by reason of the death of the insured under a life insurance contract that has been transferred in a reportable policy sale. These new reporting requirements are effective for reportable policy sales that occur after December 31, 2017, and for reportable death benefits paid after December 31, 2017.
In Notice 2018-41, the IRS announced its intention to issue proposed regulations providing guidance to assist taxpayers in complying with the new information reporting obligations under Section 6050Y. In the Notice, the IRS also announced that for reportable policy sales and payments of reportable death benefits occurring after December 31, 2017, and before the date final regulations under Section 6050Y are published, it intends to allow additional time after the date final regulations are published to file the returns and furnish the written statements required by Section 6050Y.
Fair Market Value of Your Policy
It is sometimes necessary for tax and other reasons to determine the “value” of your Policy. The value can be measured differently for different purposes. It is not necessarily the same as the Accumulation Value or the Net Accumulation Value. You, as the Owner, should consult with your advisors for guidance as to the appropriate methodology for determining the fair market value of your Policy.

Tax Status of Lincoln Life
Under existing federal income tax laws, the Company does not pay tax on investment income and realized capital gains of the Separate Account. However, the Company does expect, to the extent permitted under Federal tax law, to claim the benefit of the foreign tax credit as the Owner of the assets of the Separate Account. Lincoln Life does not expect that it will incur any federal income tax liability on the income and gains earned by the Separate Account. We, therefore, do not impose a charge for federal income taxes. If federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.
RESTRICTIONS ON FINANCIAL TRANSACTIONS
In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a Premium Payment and/or freeze an Owner’s account. This means we could refuse to honor requests for transfers, withdrawals, surrenders, loans, assignments, Beneficiary changes or death benefit payments. Once frozen, monies would be moved from the Separate Account to a segregated interest-bearing account maintained for the Owner, and held in that account until instructions are received from the appropriate regulator. We also may be required to provide additional information about an Owner's account to government regulators.
Also, we may postpone payment whenever: (a) the New York Stock Exchange is closed, (b) trading on the New York Stock Exchange is restricted by the SEC, (c) the SEC determines if an emergency exists as a result of which disposal of securities held in the Variable Account is not reasonably practicable or is not reasonably practicable to determine the value of the Variable Account's net assets (d) if, pursuant to SEC rules, an underlying money market fund suspends payment of redemption proceeds in connection with a liquidation of the fund, we may delay payment of any transfer, Partial Surrender, Full Surrender, or death benefit from a money market Sub-Account until the fund is liquidated, or (e) during any other period when the SEC, by order, so permits for the protection of the Owner.
LEGAL PROCEEDINGS
In the ordinary course of its business and otherwise, the Company and its subsidiaries or its separate accounts and Principal Underwriter may become or are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of its business. In some instances, the proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.
After consultation with legal counsel and a review of available facts, it is management’s opinion that the proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting the consolidated financial position of the Company and its subsidiaries, or the financial position of its separate accounts or Principal Underwriter. However, given the large and indeterminate amounts sought in certain of these proceedings and the inherent difficulty in predicting the outcome of such legal proceedings, it is reasonably possible that an adverse outcome in certain matters could be material to the Company's operating results for any particular reporting period. Please refer to the Statement of Additional Information for possible additional information regarding legal proceedings.
FINANCIAL STATEMENTS
The December 31, 2018 financial statements of the Separate Account and the December 31, 2018 consolidated financial statements of the Company to be filed by amendment.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
Additional information about Lincoln Life, the Separate Account and your Policy may be found in the Statement of Additional Information (SAI).
Contents of the SAI
GENERAL INFORMATION
Lincoln Life
Capital Markets
Registration Statement
Changes of Investment Policy
Principal Underwriter
Disaster Plan
Advertising & Ratings
Unclaimed Property
SERVICES
Independent Registered Public Accounting Firm
Accounting Services
Transfer Agent

POLICY INFORMATION
Assignment
Change of Ownership
Beneficiary
Change of Plan
Settlement Options
Deferral of Payments
Incontestability
Misstatement of Age
Suicide
PERFORMANCE DATA
FINANCIAL STATEMENTS
Separate Account
Company

The SAI may be obtained, at no cost to you, by contacting our Administrative Office at the address or telephone number listed on the first page of this prospectus. Your SAI will be sent to you via first class mail within three business days of your request. You may make inquiries about your Policy to this same address and telephone number.
You may request personalized illustrations of death benefits and policy values from your registered representative without charge.
You may review or copy this prospectus, the SAI, or obtain other information about the Separate Account at the Securities and Exchange Commission’s Public Reference Room. You should contact the SEC at (202) 551-8090 to obtain information regarding days and hours the reference room is open. You may also view information at the SEC’s Internet site, http://www.sec.gov. Copies of information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-0102.
This prospectus, the Underlying Funds' prospectuses, and the SAI are also available on our internet site, www.LincolnEB.com
Lincoln Life Flexible Premium Variable Life Account S
1933 Act Registration No. 333-XXXXXX
1940 Act Registration No. 811-09241
End of Prospectus

GLOSSARY OF TERMS
The following terms may appear in your prospectus and are defined below:
7-Pay Test—A test that compares actual paid Premium in the first seven years against a pre-determined Premium amount as defined in 7702A of the Code.
1933 Act—The Securities Act of 1933, as amended.
1940 Act—The Investment Company Act of 1940, as amended.
Accumulation Value (Total Account Value)—An amount equal to the sum of the Fixed Account Value, the Separate Account Value, and the Loan Collateral Account Value.
Administrative Fee—The fee which compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including Premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.
Attained Age—An Insured’s Issue Age (shown in the Policy Specifications) plus the number of completed Policy Years.
Beneficiary—The person designated to receive the Death Benefit Proceeds.
Case—All in force policies issued within the same company and having the same case name and case number.
Cash Value Accumulation Test—A provision of the Code that requires that the death benefit be sufficient to prevent the Accumulation Value from ever exceeding the net single Premium required to fund the future benefits under the Policy.
Code—Internal Revenue Code of 1986, as amended.
Cost of Insurance Charge—This charge is the portion of the Monthly Deduction designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value. It is determined by multiplying the Policy's Net Amount at Risk by the Cost of Insurance Rate.
Death Benefit Proceeds—The amount payable to the Beneficiary upon the death of the Insured, based upon the death benefit option in effect. Loans, loan interest, Partial Surrenders, and overdue charges, if any, are deducted from the Death Benefit Proceeds prior to payment. Riders may impact the amount payable as Death Benefit Proceeds in your Policy.
Debt—The sum of all outstanding loans and accrued interest. May also be referred to as Indebtedness in your Policy.
Fixed Account—An allocation option under the Policy, which is a part of our General Account, to which we credit a guaranteed minimum interest rate.
Fixed Account Value—An amount equal to the value of amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or Partial Surrenders.
Full Surrender—The withdrawal of all policy values.
Grace Period—The period during which you may make Premium Payments (or repay Debt) to prevent Policy Lapse. That period is the later of (a) 31 days after the notice was mailed, and (b) 61 days after the Monthly Anniversary Day on which the Policy enters the Grace Period.
Guideline Premium Test—A provision of the Code under which the maximum amount of Premium paid in relation to the death benefit and a minimum amount of death benefit in relation to policy value is determined.
Insured—The person on whose life the Policy is issued.
Lapse Notice—Written notice to you (or any assignee of record) that your Policy will terminate unless we receive payment of Premiums (or payment of Debt on Policy Loans). The notice will state the amount of Premium Payment (or payment of Debt on Policy Loans) that must be paid to avoid termination of your Policy.
Loan Collateral Account—The account in which policy Debt accrues once it is transferred out of the Sub-Accounts and/or the Fixed Account. The Loan Collateral Account is part of our General Account.
Loan Collateral Account Value—An amount equal to any outstanding Policy Loans, including any interest charged on the loans, less any repayment of loan interest and principal. This amount is held in the Company's General Account.

Market Timing Procedures—Policies and procedures from time to time adopted by us as an effort to protect our Owners and the funds from potentially harmful trading activity.
Modified Endowment Contract (MEC)—A life insurance policy that meets the requirements of Section 7702 and fails the “7-Pay Test” of 7702A of the Code. If the policy is a MEC, withdrawals from your Policy will be treated first as withdrawals of income and then as a recovery of Premium Payments.
Monthly Anniversary Day—The Policy Date and the same day of each month thereafter. If the day that would otherwise be a Monthly Anniversary Day is non-existent for that month, or is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day. The Monthly Deductions are made on the Monthly Anniversary Day.
Monthly Deduction—The amount of the monthly charges for the Cost of Insurance Charge, the Administrative Fee, and charges for riders to your Policy.
Net Accumulation Value—An amount equal to the Accumulation Value less the Loan Collateral Account Value.
Net Amount at Risk—The death benefit minus the greater of zero or the Accumulation Value. The Net Amount at Risk may vary with investment performance, Premium Payment patterns, and charges.
Net Premium Payment—An amount equal to the Premium Payment, minus the Premium Load.
Owner—The person or entity designated as Owner in the Policy Specifications unless a new Owner is thereafter named, and we receive written notification of such change.
Partial Surrender—A withdrawal of a portion of your policy values.
Planned Premium—The amount of periodic Premium (as shown in the Policy Specifications) you have chosen to pay the Company on a scheduled basis. This is the amount for which we send a Premium reminder notice.
Policy Anniversary—The same date (month and day) each Policy Year equal to the Policy Date, or the next Valuation Day if the Policy Anniversary is not a Valuation Day or is nonexistent for the year.
Policy Date—The date (shown on the Policy Specification pages) on which life insurance begins if the necessary Premium has been paid.
Policy Loan—The amount you have borrowed against the Surrender Value of your Policy.
Policy Loan Interest—The charge made by the Company to cover the cost of your borrowing against your Policy.
Policy Lapse—The day on which coverage under the Policy ends as described in the Grace Period.
Policy Month— The period from one Monthly Anniversary Day up to, but not including, the next Monthly Anniversary Day.
Policy Specifications— The pages of the Policy which show your benefits, Premium, costs, and other policy information.
Policy Year—Twelve month period(s) beginning on the Policy Date and extending up to but not including the next Policy Anniversary.
Premium (Premium Payment)—The amount paid to us for a life insurance policy.
Premium Load—A deduction from each Premium Payment which covers certain policy-related state and federal tax liabilities as well as a portion of the sales expenses incurred by the Company.
Reduction in Specified Amount—A decrease in the Specified Amount of your Policy.
Right to Examine Period—The period during which the Policy may be returned to us for cancellation.
SAI—Statement of Additional Information.
SEC—The Securities and Exchange Commission.
Separate Account Value (Variable Accumulation Value)—An amount equal to the values in the Sub-Accounts.
Specified Amount (Initial Specified Amount)—The amount chosen by you which is used to determine the amount of death benefit and the amount of rider benefits, if any. The Specified Amount chosen at the time of issue is the “Initial Specified Amount”. The Specified Amount may be increased or decreased after issue if allowed by and described in the Policy.
Sub-Account(s)—Divisions of the Separate Account created by the Company to which you may allocate your Net Premium Payments and among which you may transfer Separate Account Values.
Surrender Charge—The charge we may make if you request a Full Surrender of your Policy or request a Reduction in Specified Amount. The Surrender Charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of Surrender Charges is included in each Policy.
Surrender Value—An amount equal to the Net Accumulation Value less any applicable Surrender Charge, less any accrued loan interest not yet charged.
Underlying Fund—The mutual fund the shares of which are purchased for all amounts you allocate or transfer to a Sub-Account.
Valuation Day—Each day on which the New York Stock Exchange is open and trading is unrestricted.
Valuation Period—The time between Valuation Days.
Variable Accumulation Unit—A unit of measure used in the calculation of the value of each Sub-Account.

STATEMENT OF ADDITIONAL INFORMATION (SAI)
Dated XXXX
Relating to Prospectus Dated XXXX for
Lincoln Corporate Executive VUL product
Lincoln Life Flexible Premium Variable Life Account S, Registrant
The Lincoln National Life Insurance Company, Depositor
The SAI is not a prospectus. The SAI provides you with additional information about Lincoln Life, the Separate Account and your Policy. It should be read in conjunction with the product prospectus.
A copy of the product prospectus may be obtained without charge by writing to our Administrative Office:
Lincoln Executive Benefits
350 Church Street - MEM4
Hartford, CT 06103-1106
or by telephoning (877) 533-0117, and requesting a copy of the Lincoln Corporate Executive VUL product prospectus.
TABLE OF CONTENTS OF THE SAI

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GENERAL INFORMATION
Lincoln Life
The Lincoln National Life Insurance Company (“Lincoln Life”, the “Company”, “we”, “us”, “our”) (EIN 35-0472300), organized in 1905, is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance policies and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to Owners under the policies. Death Benefit Proceeds and rider benefits, to the extent those proceeds and benefits exceed the then current Accumulation Value of your Policy, are backed by the claims-paying ability of Lincoln Life.
Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its affiliates, Lincoln Financial Group offers annuities, life, group life and disability insurance, 401(k) and 403(b) plans, and comprehensive financial planning and advisory services.
Lincoln Life is subject to the laws of Indiana governing insurance companies and to regulation by the Indiana Department of Insurance (“Insurance Department”). An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year along with the Company’s financial condition as of the end of that year. Regulation by the Insurance Department includes periodic examination to determine our contract liabilities and reserves. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of our operations is conducted periodically by the Insurance Department. Among the laws and regulations applicable to us as an insurance company are those which regulate the investments we can make with assets held in our General Account. In general, those laws and regulations determine the amount and type of investments which we can make with General Account assets. Such regulation does not, however, involve any supervision of management practices or policies, or our investment practices or policies.
Capital Markets
In any particular year, our capital may increase or decrease depending on a variety of factors – the amount of our statutory income or losses (which is sensitive to equity market and credit market conditions), the amount of additional capital we must hold to support business growth, changes in reserving requirements, our inability to secure capital market solutions to provide reserve relief, such as issuing letters of credit to support captive reinsurance structures, changes in equity market levels, the value of certain fixed-income and equity securities in our investment portfolio and changes in interest rates.
Registration Statement
A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the policies offered. The Registration Statement, its amendments and exhibits, contain information beyond that found in the prospectus and the SAI. Statements contained in the prospectus and the SAI as to the content of policies and other legal instruments are summaries.
Changes of Investment Policy
We may change the investment policy of the Separate Account at any time. If required by the Insurance Commissioner, we will file any such change for approval with the Department of Insurance in our state of domicile, and in any other state or jurisdiction where this Policy is issued.
If an Owner objects, his or her Policy may be converted to a substantially comparable fixed benefit life insurance policy offered by us on the life of the Insured. The Owner has the later of 60 days (6 months in Pennsylvania) from
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the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this conversion. We will not require evidence of insurability for this conversion. The new Policy will not be affected by the investment experience of any separate account. The new Policy will be for an amount of insurance equal to or lower than the amount of the death benefit of the current Policy on the date of the conversion.
Principal Underwriter
Lincoln Financial Distributors, Inc. (“LFD”), 130 North Radnor Chester Road, Radnor, PA 19087, is the principal underwriter for the policies, which are offered continuously. LFD is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Financial Industry Regulatory Authority (“FINRA”). The principal underwriter has overall responsibility for establishing a selling plan for the policies. LFD received $14,468,442 in 2018, $15,705,505 in 2017 and $15,804,106 in 2016 for the sale of policies offered through the Separate Account. LFD retains no underwriting commissions from the sale of the policies.
Disaster Plan
Lincoln's business continuity and disaster recovery strategy employs system and telecommunication accessibility, system back-up and recovery, and employee safety and communication. The plan includes documented and tested procedures that will assist in ensuring the availability of critical resources and in maintaining continuity of operations during an emergency situation.
Advertising & Ratings
We may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln Life or its policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.
Our financial strength is ranked and rated by nationally recognized independent rating agencies. The ratings do not imply approval of the Policy and do not refer to the performance of the Policy, or any Separate Account, including the underlying investment options. Ratings are not recommendations to buy our policies. Each of the rating agencies reviews its ratings periodically. Accordingly, all ratings are subject to revision or withdrawal at any time by the rating agencies, and therefore, no assurance can be given that these ratings will be maintained. The current outlook for the insurance subsidiaries is stable for Moody’s, A.M. Best and Standard & Poor’s, and positive for Fitch. Our financial strength ratings, which are intended to measure our ability to meet Owners obligations, are an important factor affecting public confidence in most of our policies and, as a result, our competitiveness. A downgrade of our financial strength rating could affect our competitive position in the insurance industry by making it more difficult for us to market our policies as potential customers may select companies with higher financial strength ratings and by leading to increased withdrawals by current customers seeking companies with higher financial strength ratings. For more information on ratings, including outlooks, see www.LincolnFinancial.com/investor.
About the S&P 500 Index. The S&P 500 Index (hereinafter “Index”) is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), and has been licensed for use by Lincoln Variable Insurance Products Trust and its affiliates (hereinafter “Licensee”).  Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”).  The fund(s) are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices do not make any representation or warranty, express or implied, to the owners of the funds or any member of the public regarding the advisability of investing in securities generally or in the funds particularly or the ability of the Index to track general market performance.  S&P Dow Jones Indices only relationship to Licensee with respect to the Index is the
3

licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors.  The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to Licensee or the funds.  S&P Dow Jones Indices have no obligation to take the needs of Licensee or the owners of the funds into consideration in determining, composing or calculating the Index.  S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the funds or the timing of the issuance or sale of the funds or in the determination or calculation of the equation by which the funds are to be converted into cash, surrendered or redeemed, as the case may be.  S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the funds. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns.  S&P Dow Jones Indices LLC is not an investment advisor.  Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.
S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE FUNDS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND LICENSEE, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.
Unclaimed Property
We have entered into a Global Resolution Agreement with a third party auditor representing multiple states and jurisdictions. Under the terms of the Global Resolution Agreement, the third party auditor has compared expanded matching criteria to the Social Security Master Death File (“SSMDF”) to identify deceased Insureds and policy or contract holders where a valid claim has not been made. We have also entered into a Regulatory Settlement Agreement with multiple states and jurisdictions. The Regulatory Settlement Agreement applies prospectively and requires us to adopt and implement additional procedures comparing our records to the SSMDF to identify unclaimed death benefits and prescribes procedures for identifying and locating Beneficiaries once deaths are identified. Other jurisdictions that are not signatories to the Regulatory Settlement Agreement are conducting examinations and audits of our compliance with unclaimed property laws. Any escheatable property identified as a result of the audits and inquiries could result in additional payments of previously unclaimed death benefits or the payment of abandoned funds to U.S. jurisdictions.
SERVICES
Independent Registered Public Accounting Firm
To be filed by amendment.
4

Accounting Services
All accounts, books, records and other documents which are required to be maintained for the Separate Account are maintained by us or by third parties responsible to Lincoln Life. We have entered into an agreement with State Street Bank and Trust Company, 801 Pennsylvania Ave, Kansas City, MO 64105, to provide accounting services to the Separate Account. No separate charge against the assets of the Separate Account is made by us for this service.
Transfer Agent
Andesa Services, Inc., 3435 Winchester Road, Suite 401, Allentown, Pennsylvania, will act as a Transfer Agent on behalf of Lincoln Life as it relates to the policies described in this prospectus. In the role of a Transfer Agent, Andesa will perform administrative functions, such as decreases, increases, Surrenders and Partial Surrenders, fund allocation changes and transfers on behalf of the Company.
POLICY INFORMATION
Assignment
While the Insured is living, you may assign your rights in the Policy, including the right to change the Beneficiary designation. The assignment must be in writing, signed by you and recorded at our Administrative Office. We will not be responsible for any assignment that is not submitted for recording, nor will we be responsible for the sufficiency or validity of any assignment. Any assignment is subject to any indebtedness owed to Lincoln Life at the time the assignment is recorded and any interest accrued on such indebtedness after we have recorded any assignment.
Once recorded, the assignment remains effective until released by the assignee in writing. As long as an effective assignment remains outstanding, the Owner will not be permitted to take any action with respect to the Policy without the consent of the assignee in writing.
Change of Ownership
As long as the Insured is living, you may name a new Owner by recording a change in ownership in writing at our Administrative Office. The change will be effective the later of the date of execution of the document of transfer or the date we record it. We may require that the Policy be submitted to us for endorsement before making a change.
Beneficiary
The Beneficiary is initially designated on the application and is the person who will receive the Death Benefit Proceeds payable. Multiple Beneficiaries will be paid in equal shares, unless otherwise specified to the Company.
You may change the Beneficiary at any time while the Insured is living, and before the maturity date, except when we have recorded an assignment of your Policy or an agreement not to change the Beneficiary. Any request for a change in the Beneficiary must be in writing, signed by you, and recorded at our Administrative Office. If the Owner has not reserved the right to change the Beneficiary, such a request requires the consent of the Beneficiary. The change will be effective as of the date of signature or, if there is no such date, the date recorded.
If any Beneficiary dies before the Insured, the Beneficiary’s potential interest shall pass to any surviving Beneficiaries, unless otherwise specified to the Company. If no named Beneficiary survives the Insured, any Death Benefit Proceeds will be paid to you, as the Owner, or to your executor, administrator or assignee.
5

Change of Plan
Within 18 months of the date we issue your Policy, you may exchange your Policy without any evidence of insurability, for any one of the permanent life insurance policies then being issued by the Company which belong to the same class as this Policy. Your request for exchange must be in writing. Unless agreed otherwise, the new policy will have the same initial amount of insurance, Date of Issue and age of the Insured as the original Policy.
Settlement Options
Proceeds will be paid in a lump sum unless you choose a settlement option we make available.
Deferral of Payments
Amounts payable as a result of Policy Loans, Surrenders or Partial Surrenders will be paid within seven calendar days of our receipt of such a request in a form acceptable to us. We may defer payment or transfer from the Fixed Account up to six months at our option. If we exercise our right to defer any payment from the Fixed Account, interest will accrue and be paid (as required by law) from the date you would otherwise have been entitled to receive the payment. We will not defer any payment used to pay Premiums on policies with us.
Incontestability
The Company will not contest your Policy or payment of the Death Benefit Proceeds based on the initial Specified Amount, or an increase in the Specified Amount requiring evidence of insurability, after your Policy or increase has been in force for two years from Date of Issue or increase (in accordance with state law).
Misstatement of Age
If the age of the Insured is misstated at the time of application, the amount payable upon death will be adjusted to the benefit amount that would have been purchased with the most recent monthly deduction at the correct age.
Suicide
If the Insured dies by suicide, while sane or insane, within two years from the Date of Issue, the Company will pay no more than the sum of the Premiums paid, less any Indebtedness and the amount of any Partial Surrenders. If the Insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the Specified Amount, the Company will pay no more than a refund of the monthly charges for the cost of the increased amount. This time period could be less depending on the state of issue.
PERFORMANCE DATA
Performance data may appear in sales literature or reports to Owners or prospective buyers.
Past performance cannot guarantee comparable future results. Performance data reflects the time period shown on a rolling monthly basis and is based on Sub-Account level values adjusted for your Policy’s expenses.
Data reflects:
•	an annual reduction for fund management fees and expenses, but
•	no deductions for additional policy expenses (i.e., Premium Loads, Mortality and Expense Charges, Administrative Fees and Cost of Insurance Charges), which, if included, would have resulted in lower performance.
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These charges and deductions can have a significant effect on policy values and benefits. Ask your financial representative for a personalized illustration reflecting these costs.
Sub-Account performance figures are historical and include change in share price, reinvestment of dividends and capital gains and are net of the asset management expenses that can be levied against the Sub-Account.
The Average Annual Returns in the table below are calculated in two ways, one for Money Market Sub-Account, one for all other Sub-Accounts. Both are according to methods prescribed by the SEC.
Money Market Sub-Account:
The Average Annual Return is the income generated by an investment in the Money Market Sub-Account over a seven-day period, annualized. The process of annualizing results when the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment.
The Money Market Sub-Account’s return is determined by:
a)	calculating the change in unit value for the base period (the 7-day period ended December 31, of the previous year); then
b)	dividing this figure by the account value at the beginning of the period; then
c)	annualizing this result by the factor of 365/7.
Other Sub-Accounts:
The Average Annual Return for each period is determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, according to the following formula:
P(1 + T)n = ERV
Where:	P = a hypothetical initial purchase payment of $1,000
T = average annual total return for the period in question
N = number of years
ERV = ending redeemable value (as of the end of the period in question) of a hypothetical $1,000 purchase payment made at the beginning of the 1-year, 3-year, 5-year, or 10-year period in question (or fractional period thereof)
The formula assumes that:
(1)	all recurring fees have been charged to the Owner’s accounts; and
(2)	there will be a complete redemption upon the anniversary of the 1-year, 3-year, 5-year, or 10-year period in question.
In accordance with SEC guidelines, we report Sub-Account performance back to the first date that the fund became available, which could pre-date its inclusion in this product. Where the length of the performance reporting period exceeds the period for which the fund was available, Sub-Account performance will show an “N/A”.
FINANCIAL STATEMENTS
The December 31, 2018 financial statements of the Separate Account and the December 31, 2018 consolidated financial statements of the Company to be filed by amendment.
7

PART C - OTHER INFORMATION
Item 26. EXHIBITS
(a)	Resolution of the Board of Directors of The Lincoln National Life Insurance Company and related documents authorizing establishment of the Account.(1)
(b)	Commission Schedule for Variable Life Policies.(2)
(c)	(1)	Selling Agreement between The Lincoln National Life Insurance Company and Lincoln Financial Distributors, Inc.(3) and amendments.(6)
(d)	(1)	Policy 19-LCEVUL943 (Filed herewith)
(2)	Term Insurance Rider—LR862 (01/19) (Filed herewith)
(3)	Surrender Value and Loan Spread Enhancement Rider—LSR-866 (Filed herewith)
(4)	Customized Benefit Enhancement Rider—CBE-865 (Filed herewith)
(5)	Earnings Stabilization Rider—LR798 (07/13)(15)
(6)	Change of Insured Benefit Rider—LR493(13)
(e)	(1)	Corporate Owned Applications – Forms EBF11181, EBF11194 (Part II) (Filed herewith)
(2)	Corporate Consent Forms – Forms EBF11195, EBF11196 (Filed herewith)
(3)	Individually Owned Applications – Forms B61, B62_5-12, B63_5-12 (Filed herewith)
(f)	(1)	Articles of Incorporation of The Lincoln National Life Insurance Company.(4)
(2)	Bylaws of The Lincoln National Life Insurance Company.(7)
(g)	Reinsurance Contracts.(8)
(h)	Fund Participation Agreements, and amendments thereto, between The Lincoln National Life Insurance Company and:
(1)	AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (14)
(2)	AllianceBernstein Variable Products Series Fund, Inc. (11)
(3)	American Century Variable Portfolios, Inc. and American Century Variable Portfolios II, Inc. (22)
(4)	American Funds Insurance Series (20)
(5)	BlackRock Variable Series Fund, Inc. (10)
(6)	Delaware VIP Trust (11)
(7)	Deutsche Investments VIT Funds (14)
(8)	Deutsche Variable Series II (11)
(9)	Eaton Vance Variable Trust (21)
(10)	Fidelity Variable Insurance Products (22)
(11)	Franklin Templeton Variable Insurance Products Trust (11)
(12)	Goldman Sachs Variable Insurance Trust (11)
(13)	Ivy Variable Insurance Portfolios (18)
(14)	Janus Aspen Series (9)
(15)	JPMorgan Insurance Trust (20)
(16)	Legg Mason Partners Variable Equity Trust (22)
(17)	Lincoln Variable Insurance Products Trust (17)
(18)	M Fund, Inc. (14)
(19)	MFS Variable Insurance Trust (11)
(20)	Neuberger Berman Advisers Management Trust (14)
(21)	Oppenheimer Variable Account Funds (11)

(22)	PIMCO Variable Insurance Trust (22)
(23)	Putnam Variable Trust (20)
(24)	T. Rowe Price Equity Series, Inc. (12)
(a)	Amendment dated March 24, 2014 (19)
(25)	Wells Fargo Variable Trust Funds (16)
(i)	(1)	Accounting and Financial Administration Services Agreement dated 10/1/07 among Mellon Bank, N.A., The Lincoln National Life Insurance Company and Lincoln Life & Annuity Company of New York.(5)
(j)	Not applicable.
(k)	Opinion and Consent of Scott C. Durocher, Esquire
(l)	Not Applicable.
(m)	Not Applicable.
(n)	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (To be filed by amendment)
(o)	Not applicable.
(p)	Not applicable.
(q)	Compliance Procedures (22)

(1)	Incorporated by reference to Initial Registration Statement on Form S-6 (File No. 333-04999) filed on September 24, 1996.
(2)	Incorporated by reference to Post-Effective Amendment No. 3 on Form S-6 (File No. 333-72875) filed on May 1, 2000.
(3)	Incorporated by reference to Post-Effective Amendment No. 24 on Form N-4 (File No. 333-61554) filed on December 18, 2007.
(4)	Incorporated by reference to Initial Registration Statement on Form N-4 (File No. 333-27783) filed on December 5, 1996.
(5)	Incorporated by reference to Registration Statement on Form N-4 (File No. 333-147673) filed on November 28, 2007.
(6)	(a)	Selling Group Agreement for Lincoln Financial Advisors incorporated herein by reference to Post-Effective Amendment No. 16 (File No. 033-25990) filed on April 22, 1999.
(b)	Amendment dated November 22, 1999 to Selling Group Agreement incorporated herein by reference to Post-Effective Amendment No. 18 (File No. 033-25990) filed on April 13, 2000.
(c)	Amendment dated February 14, 2000 to Selling Group Agreement incorporated herein by reference to Post-Effective Amendment No. 18 (File No. 033-25990) filed on April 13, 2000.
(d)	Amended and Restated Principal Underwriting Agreement dated May 1, 2007 between The Lincoln National Life Insurance Company and Lincoln Financial Distributors, Inc. incorporated herein by reference to Post-Effective Amendment No. 24 (File No. 333-61554) filed on December 18, 2007.
(e)	Form of Broker-Dealer Selling Agreement among the Lincoln National Life Insurance company, Lincoln Life & Annuity Company of New York and Lincoln Financial Distributors, Inc. incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-222786) filed on January 30, 2018.
(7)	Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6 (File No. 333-118478) filed on April 5, 2007.
(8)	Incorporated by reference to Post-Effective Amendment No. 1 on Form N-6 (File No. 333-139960) filed on April 1, 2008.
(9)	Incorporated by reference to Post-Effective Amendment No. 13 on Form N-6 (File No. 333-146507) filed on April 1, 2010.
(10)	Incorporated by reference to Post-Effective Amendment No. 16 on Form N-6 (File No. 333-146507) filed on April 1, 2011.
(11)	Incorporated by reference to Post-Effective Amendment No. 23 on Form N-6 (File No. 333-146507) filed on April 1, 2015.
(12)	(a)	T. Rowe Price International Series, Inc. and T. Rowe Price Investment Services, Inc. incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-04999) filed on September 26, 1996. (Fund Participation Agreement)
(b)	T. Rowe Price International Series, Inc. and T. Rowe Price Investment Services, Inc. incorporated herein by reference to Post-Effective Amendment No. 11 (File No. 333-04999) filed on April 3, 2003. (Amendment)
(c)	T. Rowe Price International Series, Inc. and T. Rowe Price Investment Services, Inc. incorporated herein by reference to Post-Effective Amendment No. 21 (File No. 333-04999) filed on April 6, 2011. (Amendment dated February 9, 2011)

(d)	T. Rowe Price International Series, Inc. and T. Rowe Price Investment Services, Inc. incorporated herein by reference to Post-Effective Amendment No. 22 (File No. 333-04999) filed on April 6, 2012. (Amendment dated October 10, 2011)
(13)	Incorporated by reference to Post-Effective Amendment No. 9 on Form N-6 (File No. 333-72875) filed on April 14, 2004.
(14)	Incorporated by reference to Post-Effective Amendment No. 21 on Form N-6 (File No. 333-146507) filed on April 2, 2013.
(15)	Incorporated by reference to Post-Effective Amendment No. 24 on Form N-6 (File No. 333-125790) filed on October 18, 2013.
(16)	(a)	Wells Fargo Variable Trust Funds incorporated herein by reference to Post-Effective Amendment No. 18 (File No. 333-68842) filed on April 4, 2008. (Fund Participation Agreement)
(b)	Wells Fargo Variable Trust Funds incorporated herein by reference to Post-Effective Amendment No. 27 (File No. 333-68842) filed on April 27, 2011. (Amendment dated July 16, 2010)
(c)	Wells Fargo Variable Trust Funds incorporated herein by reference to Post-Effective Amendment No. 30 (File No. 333-68842) filed on April 19, 2013. (Amendment dated April 4, 2012)
(d)	Wells Fargo Variable Trust Funds incorporated herein by reference to Post-Effective Amendment No. 26 (File No. 333-125790) filed on April 1, 2014. (Amendment dated November 11, 2013)
(17)	Incorporated by reference to Post-Effective Amendment No. 24 on Form N-6 (File No. 333-146507) filed on April 1, 2016.
(18)	Ivy Funds Variable Insurance Portfolios and Waddell & Reed, Inc. incorporated herein by reference to Pre-Effective Amendment No. 1 on Form N-4 (File No. 333-193272) filed on May 16, 2014.
(a)	Amendment incorporated herein by reference to Post-Effective Amendment No. 32 on Form N-6 (File No. 333-125790) filed on April 17, 2017.
(19)	Incorporated by reference to Post-Effective Amendment No. 28 on Form N-6 (File No. 333-125790) filed on April 1, 2015.
(20)	Incorporated by reference to Post-Effective Amendment No. 26 on Form N-6 (File No. 333-146507) filed on April 3, 2017.
(21)	Incorporated by reference to Pre-Effective Amendment No. 1 on Form N-4 (File No. 333-193272) filed on May 16, 2014.
(22)	Incorporated by reference to Post-Effective Amendment No. 34 on Form N-6 (File No. 333-125790) filed on April 9, 2018.
Item 27. Directors and Officers of the Depositor
Name	Positions and Offices with Depositor
Dennis R. Glass**	President and Director
Leon E. Roday**	Executive Vice President and General Counsel
Ellen G. Cooper**	Executive Vice President, Chief Investment Officer and Director
Randal Freitag**	Executive Vice President, Chief Financial Officer and Director
Wilford H. Fuller**	Executive Vice President and Director
Jeffrey D. Coutts**	Senior Vice President and Treasurer
Stephen B. Harris**	Senior Vice President and Chief Ethics and Compliance Officer
Keith J. Ryan*	Vice President and Director
Joseph D. Spada***	Vice President and Chief Compliance Officer for Separate Accounts
*	Principal business address is 1300 South Clinton Street, Fort Wayne, Indiana 46802-3506
**	Principal business address is 150 N. Radnor Chester Road, Radnor, PA 19087
***	Principal business address is 350 Church Street, Hartford, CT 06103
Item 28. Persons Controlled by or Under Common Control with the Depositor or the Registrant
Lincoln National Corporation Organizational Chart (Incorporated by reference to Pre-Effective Amendment No. 1 on Form N-4 (File No. 333-222786) filed on May 14, 2018.)
Item 29. Indemnification
(a)	Brief description of indemnification provisions:

In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (Lincoln Life) provides that Lincoln Life will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln Life, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, Lincoln Life. Certain additional conditions apply to indemnification in criminal proceedings.
In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln Life in connection with suits by, or in the right of, Lincoln Life.
Please refer to Article VII of the By-Laws of Lincoln Life (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.
(b)	Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Item 30. Principal Underwriter
(a)	Lincoln Financial Distributors, Inc. is the principal underwriter for Lincoln National Variable Annuity Fund A (Group); Lincoln National Variable Annuity Fund A (Individual); Lincoln National Variable Annuity Account C; Lincoln Life Flexible Premium Variable Life Account D; Lincoln National Flexible Premium Variable Life Account E; Lincoln National Flexible Premium Variable Life Account F; Lincoln National Variable Annuity Account H; Lincoln Life Flexible Premium Variable Life Account J; Lincoln Life Flexible Premium Variable Life Account K; Lincoln National Variable Annuity Account L; Lincoln Life Flexible Premium Variable Life Account M; Lincoln Life Variable Annuity Account N; Lincoln Life Variable Annuity Account Q; Lincoln Life Flexible Premium Variable Life Account R; Lincoln Life Variable Annuity Account T; Lincoln Life Variable Annuity Account W; Lincoln Life Flexible Premium Variable Life Account Y; and Lincoln National Variable Annuity Account 53.
(b)	Following are the Officers and Directors of Lincoln Financial Distributors, Inc.:

Name	Positions and Offices with Underwriter
Wilford H. Fuller*	President, Chief Executive Officer and Director
Patrick J. Caulfield**	Vice President and Chief Compliance Officer, Senior Counsel
Nancy A. Smith*	Secretary
Andrew J. Bucklee*	Senior Vice President and Director
Jeffrey D. Coutts*	Senior Vice President, Treasurer
Thomas O'Neill*	Senior Vice President, Chief Operating Officer
John C. Kennedy*	Senior Vice President and Director
Christopher P. Potochar*	Senior Vice President and Director
*	Principal Business address is 150 N. Radnor Chester Road, Radnor, PA 19087
**	Principal Business address is 350 Church Street, Hartford, CT 06103
(c)	N/A
Item 31. Location of Accounts and Records
All accounts, books, and other documents, except accounting records, required to be maintained by Section 31a of the 1940 Act and the Rules promulgated thereunder are maintained by The Lincoln National Life Insurance Company, 1300 S. Clinton Street, Fort Wayne, Indiana 46802 and at One Granite Place, Concord, New Hampshire 03301. The accounting records are maintained by Bank of New York Mellon, N.A., One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258.
Andesa Services, Inc., 3435 Winchester Road, Suite 401, Allentown, Pennsylvania, will act as a Transfer Agent on behalf of Lincoln

Life as it relates to the policies described in this Prospectus. In the role of a Transfer Agent, Andesa will perform administrative functions, such as decreases, increases, surrenders and partial surrenders, fund allocation changes and transfers on behalf of the Company.
Item 32. Management Services
Not Applicable.
Item 33. Fee Representation
Lincoln Life represents that the fees and charges deducted under the policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Lincoln Life Flexible Premium Variable Life Account S, has duly caused this Initial Registration on Form N-6 (File No.: 811-09241; CIK: 0001080299) to the Registration Statement to be signed on its behalf by the undersigned duly authorized, in the City of Hartford and State of Connecticut on the 4th day of March, 2019.

Lincoln Life Flexible Premium Variable Life Account S
(Registrant)

/s/Douglas K. Noble
By _________________________________
Douglas K. Noble
Vice President
The Lincoln National Life Insurance Company

The Lincoln National Life Insurance Company
(Depositor)

/s/ Douglas K. Noble
By _________________________________
Douglas K. Noble
     Vice President

Pursuant to the requirements of the Securities Act of 1933, this Initial Registration on Form N-6 (File No.: 811-09241; CIK: 0001080299) to the Registration Statement has been signed below on March 4, 2019 by the following persons, as officers and directors of the Depositor, in the capacities indicated.

Signature                                                                                    Title

/s/ Dennis R. Glass *
______________________________	President and Director
Dennis R. Glass

/s/ Ellen G. Cooper *
______________________________	Executive Vice President, Chief Investment Officer and Director
Ellen G. Cooper

/s/ Randal J. Freitag *
______________________________	Executive Vice President; Chief Financial Officer and Director
Randal J. Freitag

No longer with the company
______________________________	Executive Vice President; General Counsel and Director
Kirkland L. Hicks

/s/ Wilford H. Fuller*
______________________________                         Executive Vice President and Director
Wilford H. Fuller

/s/ Keith J. Ryan *
______________________________                         Vice President and Director
Keith J. Ryan

            /s/ Scott C. Durocher
* By ________________________________________
Scott C. Durocher
Attorney-in-Fact, pursuant to a Power-
of-Attorney filed with this Registration
Statement